EXHIBIT 1

30 July 2026 – Press Release/Interim Results

British American Tobacco p.l.c.

Half-Year Report for the six months to 30 June 2026

H1 in line with expectations; Confident in FY26 guidance

Half-Year Summary

- **Smokeless products now 19.8% of Group revenue, up 1.6 ppts vs FY25**
- **Revenue up 1.4%, up 2.9% at constant FX,** driven by the U.S. (up 8.5% led by strong multi-category delivery), and resilience in AME (up 0.9%), partly offset by a slower than expected recovery in APMEA (down 6.3%)
- **New Categories revenue up 18.0%[2] and New Categories contribution margin up 3.3 ppts to 13.8%[2]**
- **Improved combustibles revenue, up 2.1%[2]**, driven by price/mix (including excise duty drawback in the U.S.)
- **Reported profit from operations down 15.8% (with reported operating margin down 7.1 ppts to 34.9%),** partly due to a credit in the prior year related to the Canadian settlement provision
- **Adjusted profit from operations[1,2,3] up 3.5%, adjusted operating margin[1,2,3] up 30 bps at 43.7%**
- **Reported diluted EPS down 28.6% to 145.3p, with adjusted diluted EPS[1,2,3] up 7.9%**
- **FY26 adjusted diluted EPS[1,2,3] now expected to be towards the middle of our 5-8% guidance range**
- **Share buy-back programme on track for £1.3 billion in 2026**

Tadeu Marroco, Chief Executive

"Our H1 performance is in line with expectations. We are building momentum as we transform and I am confident that we are firmly on track to deliver our full-year 2026 guidance.

New Category revenue growth has accelerated to 18.0%[2], driven by another strong performance from Modern Oral globally (up 65.9%[2]), and a return to double-digit growth[2] in U.S. Vapour. This improving portfolio mix, together with our continued focus on quality growth and disciplined resource allocation in Heated Products and Vapour, drove an increase in New Category contribution of 54.7%.

We further extended our global category leadership in Modern Oral, now our largest New Category (by revenue), achieving 39.2% volume share in our top markets[4], up 8.4 ppts versus FY25. Revenue grew 65.9%[2], driven by the continued excellent performance of Velo Plus in the U.S. and sustained double-digit growth[2] in AME and APMEA.

We delivered a robust performance in combustibles with revenue up 2.1%[2], driven by the U.S. and AME, more than offsetting a slower than expected recovery in APMEA. We continue to drive value from combustibles to fund our transformation, while remaining focused on volume share globally. In H1 2026, we have actively increased investment in key markets in response to heightened competitive activity, including in the U.S., where our combustibles volume share has started to stabilise.

In the U.S., the recently published FDA prioritisation guidance for Vapour and Modern Oral, together with other Federal and State enforcement actions, mean that BAT is well-positioned to benefit from our multi-category nicotine portfolio, leveraging Reynolds' strong execution and extensive distribution capabilities. In the second half of 2026 we plan to roll out Velo Max nationally, together with a disciplined roll-out of a select range of adult-focused Vuse flavours.

We expect mid-teens New Categories revenue growth for the full-year 2026, driven by continued global momentum in Modern Oral and further traction from innovation roll-outs, partly offset by lapping a higher second half comparator in the U.S.

We continue to make good progress towards our year-end target leverage range of 2.0–2.5x while rewarding shareholders through strong cash returns. I remain committed to delivering sustainable value for our shareholders."

Revenue by Region (£bn)

YoY movements at constant rates



-6.3%
2.1
+8.5%
5.7
4.4
+0.9%
U.S.
AME
APMEA

Adj Profit from Operations[1,3] (£bn)

YoY movements at constant rates



-16.5%
0.7
+1.1%
1.4
3.2
+10.1%
U.S.
AME
APMEA

Earnings per Share (pence)



240
210
180
150
120
90
60
30
0
145.3
167.7
164.0
167.8
Reported diluted
Adjusted diluted
Adjusted for Canada diluted
Adjusted for Canada diluted at CC

Change in Group Revenue:

Reported	**+1.4%**
At CC[2]	**+2.9%**

Change in Profit from Operations:

Reported	**-15.8%**
Adj PFO[1,3] at CC[2]	**+3.5%**

Change in Group diluted EPS:

Reported	**-28.6%**
Adj[1] at CC[2]	**+5.9%**
As adj for Canada[1,3]	**+5.5%**
As adj for Canada[1,3] at CC[2]	**+7.9%**

1. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence - see pages 25 to 26.
2. Presented on a constant currency (CC) basis.
3. As adjusted for Canada. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.
4. Please refer to page 46 for a list of the Top markets.

1

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Summary Information

Performance highlights	IFRS		Non-GAAP			
	Reported		Adjusted[3]		Adjusted for Canada[5]	
For six months to 30 June 2026	Current rates	vs 2025 (current)	Current rates	vs 2025 (constant)	Current rates	vs 2025 (constant)
Cigarette volume share[1]		-30 bps				
Cigarette value share[1]		-40 bps				
Consumers of Smokeless products[2]	**35.0m**	+0.9m				
Revenue (£m)	**£12,235m**	+1.4%	**£12,235m**	+2.9%	**£12,235m**	+2.9%
Revenue from New Categories (£m)	**£1,928m**	+16.8%	**£1,928m**	+18.0%	**£1,928m**	+18.0%
Smokeless revenue as % of total revenue (%)[4]	**19.8%**	+1.6 ppts				
Profit from operations (£m)	**£4,266m**	-15.8%	**£5,426m**	+2.5%	**£5,319m**	+3.5%
Adjusted gross profit growth (%)			**+1.8%**	+3.2%	**+2.5%**	+3.8%
Category contribution - New Categories (£m)			**£257m**	+54.7%	**£257m**	+54.7%
Category contribution margin - New Categories (%)			**13.3%**	+3.3 ppts	**13.3%**	+3.3 ppts
Operating margin (%)	**34.9%**	-7.1 ppts	**44.4%**	-20 bps	**43.5%**	+30 bps
Diluted EPS (pence)	**145.3p**	-28.6%	**167.7p**	+5.9%	**164.0p**	+7.9%
Net cash generated from operating activities (£m)	**£3,402m**	+47.3%				
Free cash pre-dividend (£m)			**£2,285m**	+85.2%		
Adjusted cash generated from operations (£m)			**£2,102m**	+45.4%		
Cash conversion (%)	**79.7%**	+34.1 ppts	**79.7%**	+5.6 ppts		
Borrowings including lease liabilities (£m)	**£35,063m**	-0.4%				
Adjusted net debt (£m)			**£31,969m**	+6.1%		

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed from page 47, with reconciliation from the most comparable IFRS measure provided.
Notes:
1. To better reflect the evolving performance of each category, from 1 January 2026, the Group has decoupled the value share and volume share metrics from a combined Cigarettes and HP view to disclose the performance of Cigarettes as a distinct category. 2. Internal estimate. 3. See page 25 for discussion on adjusting items. 4. Movement in Smokeless revenue as a percentage of total revenue compared to full year 2025. 5. As adjusted for Canada. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada. There is no adjustment to revenue.

Confirmation of Full-Year 2026 Guidance

- Global cigarette industry volume expected to be down c.3%.
- Lower end of our medium-term guidance ranges:
  - 3-5% revenue[1] growth, with mid-teens New Category revenue growth[1].
  - 4-6% adjusted profit from operations growth[1,2] - H2 weighted.
  - Expected c.1% transactional FX headwind.
- We expect a translational FX headwind of c.2-3% on adjusted diluted EPS growth[2].
- Adjusted net finance costs[1,2] expected to be c.£1.65 billion (prev. £1.75 billion), subject to interest rate volatility.
- Adjusted diluted EPS growth[1,2] now expected to be towards the middle of 5-8% medium-term guidance range.
- Gross capital expenditure in 2026 of approximately £750 million.
- Operating cash flow conversion that exceeds 95%.
- Leverage within our 2.0-2.5x adjusted net debt/adjusted EBITDA[2] corridor by year end.
- Commitment to dividend growth in sterling terms and £1.3 billion share buy-back.

1. At constant rates of exchange.
2. As adjusted for Canada. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

Enquiries

For more information, please contact

Investor Relations:

Victoria Buxton	+44 (0)20 7845 2012
Amy Chamberlain	+44 (0)20 7845 1124
John Harney	+44 (0)20 7845 1263
BAT IR Team	IR_Team@bat.com

Press Office:
+44 (0)20 7845 2888 | @BATplc
media_centre@bat.com

Webcast and Q&A session:

BAT will hold a live webcast for investors and analysts at 9.30am (BST) on 30 July 2026, hosted by Tadeu Marroco, Chief Executive, and Javed Iqbal, Interim Chief Financial Officer. The presentation will be followed by a Q&A session.

The webcast and presentation slides will be available to view on our website at www.bat.com/latestresults.

If you prefer to listen via conference call, please use the following dial-in details (participant passcode: **BAT - HY26**).

UK-Wide: +44 (0) 33 0551 0200
UK (toll free): 0808 109 0700
SA (toll free): 0 800 980 512
U.S. Local: +1 786 697 3501
U.S. (toll free): 866 580 3963

Video: Chief Executive's take on Half-Year 2026 Results: To watch highlights of this year's results, please visit: www.bat.com/highlights-video-hy26

2

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Group Operating Review

Analysis of profit from operations and diluted earnings per share by segment

Prior year data is provided in the table on page 57.

For six months to 30 June 2026	Reported £m	vs 2025 %	Adj Items[1] £m	Adjusted £m	vs 2025 %	Exch. £m	Adjusted at CC[2] £m	vs 2025 %	Adj for Canada[2,3]	vs 2025 %
Revenue										
U.S.	**5,687**	+4.7%	—	**5,687**	+4.7%	**206**	**5,893**	+8.5%	**5,893**	+8.5%
AME	**4,402**	+2.8%	—	**4,402**	+2.8%	**(83)**	**4,319**	+0.9%	**4,319**	+0.9%
APMEA	**2,146**	-8.9%	—	**2,146**	-8.9%	**61**	**2,207**	-6.3%	**2,207**	-6.3%
Total Group	**12,235**	+1.4%	—	**12,235**	+1.4%	**184**	**12,419**	+2.9%	**12,419**	+2.9%
Profit from Operations										
U.S.	**2,595**	+15.0%	**652**	**3,247**	+6.0%	**124**	**3,371**	+10.1%	**3,371**	+10.1%
AME	**1,212**	-38.4%	**259**	**1,471**	-0.2%	**(28)**	**1,443**	-2.1%	**1,334**	+1.1%
APMEA	**459**	-45.7%	**249**	**708**	-17.4%	**8**	**716**	-16.5%	**716**	-16.5%
Total Group	**4,266**	-15.8%	**1,160**	**5,426**	+0.6%	**104**	**5,530**	+2.5%	**5,421**	+3.5%
Net finance costs	**(403)**	-58.4%	**(391)**	**(794)**	-8.9%	**(12)**	**(806)**	-7.5%	**(809)**	-11.4%
Associates and joint ventures	**189**	-87.2%	—	**189**	-18.6%	**22**	**211**	-8.9%	**211**	-8.9%
Profit before tax	**4,052**	-27.3%	**769**	**4,821**	+1.4%	**114**	**4,935**	+3.8%	**4,823**	+5.8%
Taxation	**(824)**	-18.3%	**(279)**	**(1,103)**	—%	**(28)**	**(1,131)**	+2.5%	**(1,101)**	+4.6%
Non-controlling interests	**(38)**	-29.1%	**(2)**	**(40)**	-28.7%	**(2)**	**(42)**	-25.7%	**(42)**	-25.7%
Coupons relating to hybrid bonds net of tax	**(28)**	+32.1%	—	**(28)**	+32.1%	—	**(28)**	+32.1%	**(28)**	+32.1%
Profit attributable to shareholders	**3,162**	-29.6%	**488**	**3,650**	+2.2%	**84**	**3,734**	+4.5%	**3,652**	+6.5%
Diluted number of shares (m)	**2,176**	-1.3%		**2,176**	-1.3%		**2,176**	-1.3%	**2,176**	-1.3%
Diluted earnings per share (pence)	**145.3**	-28.6%		**167.7**	+3.5%		**171.6**	+5.9%	**167.8**	+7.9%

1. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence - see pages 25 to 26.
2. CC: constant currency – measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
3. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

Total Group revenue

Movement in Revenue

The following chart is in £m



+2.9% at Constant
+1.4% at Current
Translational FX headwind 1.5%
12,069
(445)
647
297
(32)
(117)
12,419
(184)
12,235
HY25 Reported Revenue
Comb. Volume
Comb. Price/ Mix
New Categories
Traditional Oral
Other
HY26 Revenue (constant)
Translational FX
HY26 Reported Revenue

Note: The term "Comb." above refers to combustibles.

Reported revenue increased 1.4% to £12,235 million, despite a translational foreign exchange headwind of 1.5%.

On a constant currency basis, revenue grew by 2.9%, as:

- **The U.S**. grew revenue (up 8.5%) with **combustibles** up 5.0% (driven by price/mix, including excise duty drawback, of +10.2% and short-term inventory movements) which were partly offset by lower volume (down 5.2%). **New Categories** grew 58.1%, driven by the success of Velo Plus (with revenue of **Modern Oral** up 220%) and **Vapour** up 19.8%;
- **AME** increased by 0.9% led by **combustibles** (up 2.5% as price/mix of +8.7% offset a 6.2% decline in volume) and the growth of **Modern Oral** (up 21.8%), which drove New Categories revenue up 1.9%. However, **Vapour** was down 13.9% (largely due to regulatory changes in Poland) with **HP** down 10.8%, as growth in Romania was more than offset by higher investment due to competitive activity in Italy and Poland.
- **APMEA** revenue was down 6.3%, mainly driven by the challenging regulatory environment and the impact of illicit **combustibles** volume in Bangladesh and Australia, the timing of inventory movements in Vietnam (driven by regulatory changes that were implemented in 2025) and lower volume in Malaysia, which more than offset higher revenue in Pakistan (led by pricing and a return to volume growth). **HP** was down 12.5%, largely due to inventory movements and heightened competition in Japan.

In total, **New Categories** growth accelerated, with revenue up 18.0% on a constant rates basis driven by **Modern Oral** (up 65.9%). **Vapour** revenue returned to growth with an increase of 5.3%, while **HP** revenue was down 11.7%. We expect mid-teens New Categories revenue growth for the full-year 2026, driven by continued global momentum in Modern Oral and further traction from innovation roll-outs, partly offset by lapping a higher second half comparator in the U.S.

Group cigarette volume share declined 30 bps and value share was down 40 bps with U.S. volume share declining 80 bps and value share down 40 bps.

Refer to pages 5 to 7 for discussion on regional performance and pages 8 to 9 for a further discussion on the performance by category.

3

Group Operating Review Continued Profit from operations, operating margin and category contribution Profit from operations on a reported basis was down 15.8%, with reported operating margin down 7.1 ppts to 34.9%. These were driven by higher adjusting items of £1,160 million (compared to £325 million in the six months ended 30 June 2025), due to: – a lower net credit of £38 million (30 June 2025: £575 million) in respect of the provision related to the Canadian litigation settlement described on page 26; and – costs of £370 million in respect of the Group's operational and process review programme (referred to as Fit2Win, as discussed on page 13); partly offset by – a credit of £149 million as the Group settled historical litigation with ITG Brands, which was treated as an adjusting item in the six months ended 30 June 2026; and – impairment charges in respect of Peru of £72 million recognised in the prior year that did not repeat (as discussed on page 26). The Group's performance in the six months ended 30 June 2026 was also negatively impacted by a translational foreign exchange headwind of 1.9% or £104 million. On an adjusted, constant currency basis, profit from operations increased 2.5% to £5,530 million (30 June 2025: £5,394 million). Included within the above was £109 million (30 June 2025: £154 million) related to the percentage (2026: 85%; 2025: 100%) of the Canadian business' net income after taxes (excluding New Categories)1 that forms the payment amounts to claimants as part of the settlement agreement. Adjusting for Canada1, adjusted profit from operations was up 3.5% to £5,421 million (30 June 2025: £5,240 million) at constant rates of exchange. Despite inflation on our product costs, estimated to be 3.7% (or £101 million at constant rates), this improvement in performance was largely due to: – the U.S., which grew by 10.1%; and – AME1 (up 1.1%); partly offset by – APMEA (down 16.5%), with the regional performance largely driven by the respective revenue performance discussed above. In aggregate, Group New Categories contribution was up £95 million to £269 million driven by Modern Oral (notably in the U.S. and with growth in AME) and Vapour, partially offset by higher investment in HP in APMEA (in Japan) and AME (in Italy, Poland and Romania). Adjusted operating margin was down 20 bps at 44.5% at constant rates of exchange, but was up 30 bps at 43.7% when adjusted for Canada1. For a full discussion on the performance by region, please see pages 5 to 7. Earnings per share The following chart is in pence per share -28.6% Reported +5.9% Adj at constant +3.5% Adj at current +7.9% As adj for Canada1 at constant Translational FX headwind 2.4% G B p pe r s ha re 203.6 (41.6) 162.0 (6.5) 155.5 8.2 4.4 (0.9) (2.2) 2.8 167.8 3.8 171.6 (3.9) 167.7 (22.4) 145.3 HY25 Dil EPS (reported) Adj items HY25 Adj dil EPS Canada Adj HY25 As adj for Canada EPS Adjusted Profit from Ops NFC and Hybrid impact Associates Tax Other (inc impact of SBB) HY26 As adj for Canada EPS (constant) Canada Adj HY26 Adj dil EPS (constant) FX HY26 Adj dil EPS (current) Adj items HY26 Dil EPS (reported) Note: The term "Dil." above refers to diluted. The term "NFC" refers to net finance costs. The term "SBB" refers to share buy-back. Basic earnings per share were down 28.6% to 146.1p (30 June 2025: 204.6p) due to lower profit from operations and items that benefitted the prior year and did not repeat, notably a gain of £333 million in respect of the demerger of the hotels division of the Group's Indian associate ITC and a provisional gain that arose on the partial sale of the Group's investment in ITC in 2025 of £904 million. However, in 2026, the Group recognised an adjusting credit to net finance costs of £315 million and an adjusting credit to taxation of £95 million related to the FII GLO litigation following further judgments by the Supreme Court in the UK, as discussed on page 36. Basic earnings per share were positively impacted by the reduction in the number of shares due to the cumulative effect of the 2025 and 2026 share buy-back programmes, with 14,609,571 ordinary shares repurchased and cancelled in the period. Before adjusting items, the impact of translational foreign exchange and including the dilutive effect of employee share schemes, adjusted diluted earnings per share, at constant rates, were up 5.9% to 171.6p (30 June 2025: 162.0p). Adjusted diluted earnings per share (as adjusted for Canada1) and at constant rates of exchange were 7.9% higher at 167.8p (30 June 2025: 155.5p). For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share and adjusted diluted earnings per share (as adjusted for Canada1), both at constant rates, see page 54. Please also refer to page 57 for further reconciliations of profit from operations and diluted EPS to adjusted profit from operations1 and adjusted diluted EPS1 at both current and constant rates of exchange. 1.The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 4

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Regional Review

The performances of the regions are discussed below. The following discussion is based upon the Group's internal reporting structure.

All references to volume share or value share movement in the following discussion are compared to FY 2025. See page 40 for a discussion on the use of these measures.

Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

United States (U.S.):

- Reported revenue up 4.7%, an increase of 8.5% at constant rates.
- Our **Modern Oral** category volume share increased 11.6 ppts to 29.8%, with Velo Plus driving strong revenue growth in **Modern Oral**, up 209% (or 220% at constant rates).
- We increased our **Vapour** value share leadership in tracked channels (up 4.1 ppts to 55.9%), with **Vapour** revenue back to growth (up 15.6%), an increase of 19.8% at constant rates of exchange, driven by higher volume (up 14.9%).
- **Combustibles** revenue up 1.3% (up 5.0% at constant rates) as short-term inventory movements and price/mix (including excise duty drawback) more than offset a 5.2% decline in volume. Volume share declined 80 bps with value share down 40 bps.
- Smokeless now represents 22.7% of total revenue.

Volume/Revenue

Please see page 49 for a full reconciliation to constant currency metrics, including prior year data.

	Volume		Revenue				
	Reported		Reported				Constant
				Current	Exchange		Constant
For six months to 30 June 2026	Unit	vs 2025	£m	vs 2025	£m	£m	vs 2025
New Categories			**816**	+52.5%	**30**	**846**	+58.1%
Modern Oral (pouches bn)	**3.2**	+188%	**315**	+209%	**12**	**327**	+220%
Vapour (units mn)	**141**	+14.9%	**501**	+15.6%	**18**	**519**	+19.8%
HP (sticks bn)	**—**	—%	**—**	—%	**—**	**—**	—%
Traditional Oral (stick eq bn)	**2.2**	-12.4%	**477**	-8.5%	**17**	**494**	-5.2%
Total Smokeless			**1,293**	+22.4%	**47**	**1,340**	+26.9%
Total Combustibles (bn sticks)	**20**	-5.2%	**4,383**	+1.3%	**159**	**4,542**	+5.0%
Other			**11**	-78.4%	**—**	**11**	-77.6%
Total			**5,687**	+4.7%	**206**	**5,893**	+8.5%

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

The preparation of the U.S. financial information is initially based on U.S. GAAP as the primary financial record and converted to IFRS for the purpose of consolidation within the results of the Group.

Reported revenue increased 4.7%, despite a translational foreign exchange headwind negatively impacting revenue by 3.8%.

On a constant currency basis, revenue increased 8.5%. This was driven by the performance in:

- **Combustibles**, where revenue increased 5.0%, as price/mix (including excise duty drawback) of +10.2% and short-term inventory movements more than offset a 5.2% reduction in volume. This was higher than the industry volume decline of 4.0%, as our volume was negatively impacted by the growth in the low value segment where we are under-represented. Our value share was down 40 bps with volume share down 80 bps driven by Newport and Lucky Strike. However, our volume share has started to stabilise during H1 2026;
- **Modern Oral**, where revenue increased by 220%, driven by higher volume (up 188%) following the continued growth of Velo Plus and Grizzly Modern Oral, with our volume share of Modern Oral up 11.6 ppts to 29.8%. We expect our performance to be further enhanced by the planned roll-out of Velo Max which is expected to commence in the second half of 2026.
- **Vapour**, where the U.S. is the world's largest Vapour market. The Group extended its value share leadership (of Vapour closed systems consumables in tracked channels) with Vuse increasing value share by 4.1 ppts to 55.9%. Revenue grew 19.8% driven by higher volume (up 14.9%, partly due to changes in the competitor landscape in H2 2025 and the positive impact from progress in State level enforcement against illicit single-use vapour products) and price/mix (+4.9%). We expect our performance to be further enhanced as we roll out a select range of adult-focused Vuse flavours in the second half of 2026; and
- **Traditional Oral**, where revenue declined 5.2%, as price/mix (+7.2%) was more than offset by lower volume (down 12.4%), due to the continued cross-category use of Modern Oral.

Profit from operations and operating margin

Please see page 57 for a full reconciliation to constant currency metrics, including prior year data.

	Reported		Adj.	Exchange	Adjusted	
	Current				Constant	
For six months to 30 June 2026	£m	vs 2025	£m	£m	£m	vs 2025
Profit from Operations	**2,595**	+15.0%	**652**	**124**	**3,371**	+10.1%
Operating Margin	**45.6%**	+4.1 ppts			**57.2%**	+80 bps

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported profit from operations increased by 15.0%, partly due to a credit of £149 million as the Group settled historical litigation with ITG Brands. Accordingly, reported operating margin was up 4.1 ppts to 45.6%.

Excluding adjusting items (largely in respect of the credit above and amortisation charges in both periods) and a translational foreign exchange headwind of £124 million, our performance was positively impacted by the growth in revenue (described above).

Adjusted profit from operations, at constant rates of exchange was up 10.1% to £3,371 million.

5

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Regional Review

Continued

Americas and Europe (AME):

- Reported revenue up 2.8%, up 0.9% at constant rates.
- **New Category** revenue increased 5.0%, up 1.9% at constant rates.
- Resilient **combustibles** revenue performance - up 4.0%, up 2.5% at constant rates as price/mix (+8.7%) more than offset a 6.2% reduction in volume.
- **Combustibles** volume share flat and value share down 20 bps.
- Multi-category region with Smokeless now representing 20.2% of revenue.

Volume/Revenue

Please see page 49 for a full reconciliation to constant currency metrics, including prior year data.

	Volume		Revenue				
	Reported		Reported				Constant
			Current		Exchange		
For six months to 30 June 2026	Unit	vs 2025	£m	vs 2025	£m	£m	vs 2025
New Categories			**874**	+5.0%	**(27)**	**847**	+1.9%
Modern Oral (pouches bn)	**3.9**	+18.9%	**440**	+26.5%	**(17)**	**423**	+21.8%
Vapour (units mn)	**108**	-3.6%	**235**	-11.9%	**(5)**	**230**	-13.9%
HP (sticks bn)	**3.8**	-2.8%	**199**	-8.8%	**(5)**	**194**	-10.8%
Traditional Oral (stick eq bn)	**0.3**	+12.2%	**17**	-18.0%	**(1)**	**16**	-22.5%
Total Smokeless			**891**	+4.4%	**(28)**	**863**	+1.3%
Total Combustibles (bn sticks)	**108**	-6.2%	**3,345**	+4.0%	**(48)**	**3,297**	+2.5%
Other			**166**	-21.3%	**(7)**	**159**	-25.6%
Total			**4,402**	+2.8%	**(83)**	**4,319**	+0.9%

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported revenue increased 2.8% partly due to a translational foreign exchange tailwind of 1.9%.

On a constant currency basis, which we believe reflects the operational performance, revenue was up 0.9% to £4,319 million, driven by:

- Higher revenue from **combustibles** (up 2.5%), largely driven by Türkiye (led by pricing and further growth in volume) and pricing across a number of markets, including Brazil and Mexico, partially offset by lower volume in Brazil and Mexico. These factors combined to more than offset a reduction in revenue in Germany (resulting from higher investment due to competitive intensity and the growth in trade labels in which the Group is not present), the exit from Cuba and lower volume in Romania and Ukraine; and
- **Modern Oral**, as volume was up 18.9% driving revenue up 21.8%. While volume share of the Modern Oral category was down 10 bps, we retained category leadership in our Top markets (as defined on page 46).

  The volume and revenue growth reflects the strength of our portfolio in both established oral markets across Scandinavia and markets with less of an established oral tradition, such as the UK and Poland.

These were partly offset by:

- Lower revenue from **Vapour** (down 13.9%), largely driven by regulatory changes in Poland, more than offsetting early signs of progress with Vuse Ultra in the premium segment. Our value share leadership was down 1.7 ppts with value share losses driven by heightened competition in the growing rechargeable closed systems category in Europe and Canada, with the latter also impacted by an increase in illicit volume; and
- **HP** (down 10.8%), as higher revenue in Romania was more than offset by lower revenue in Poland (driven by increased competition) and in Italy as the Group invested in retail activation as part of the roll-out of glo Hilo and glo Hyper Pro+.

Profit from operations and operating margin

Please see page 57 for a full reconciliation to constant currency and as adjusted for Canada[1] metrics, including prior year data.

	Reported		Adj.	Exchange	Adjusted		Adjusted for Canada[1]	
		Current				Constant		Constant
For six months to 30 June 2026	£m	vs 2025	£m	£m	£m	vs 2025	£m	vs 2025
Profit from Operations	**1,212**	-38.4%	**259**	**(28)**	**1,443**	-2.1%	**1,334**	+1.1%
Operating Margin	**27.5%**	-18.5 ppts			**33.4%**	-100 bps	**30.9%**	+10 bps

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported profit from operations declined 38.4% as the Group recognised a lower net credit of £38 million (30 June 2025: £575 million) in respect of the provision related to the Canadian litigation settlement described on page 26 and a net loss of £12 million in respect of the Group's exit from Cuba. This was partly offset by a translational foreign exchange tailwind.

Excluding the impact of foreign exchange and adjusting items, adjusted profit from operations was down 2.1% to £1,443 million as growth in Brazil (driven by combustibles pricing), Türkiye (driven by combustibles volume and pricing) and Scandinavia (driven by Modern Oral) was more than offset by Germany (discussed above), the investment in Italy (related to HP) and Romania (due to lower combustibles volume and investments in HP).

Included within the above was £109 million (30 June 2025: £154 million) related to the Canadian business' net income after taxes (excluding New Categories) that forms the payment amounts to claimants as part of the settlement agreement.

Adjusting for Canada[1], adjusted profit from operations was up 1.1%, with adjusted operating margin up 10 bps at constant rates.

1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

6

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Regional Review

Continued

Asia-Pacific, Middle East and Africa (APMEA):

- Reported revenue declined 8.9%, a decrease of 6.3% at constant rates.
- **New Category** revenue declined 16.0% (down 10.3% at constant rates), with **HP** down 19.4% (down 12.5% at constant rates) largely due to inventory movements and heightened competition in Japan.
- Headwinds to **combustibles** volume and financial performance due to the challenging regulatory environment and the impact of illicit **combustibles** volume in Bangladesh and Australia, the timing of inventory movements in Vietnam (driven by regulatory changes that were implemented in 2025) and lower volume in Malaysia, which more than offset higher revenue in Pakistan (led by pricing and a return to volume growth).
- **Combustibles** value share down 30 bps with volume share down 20 bps, mainly driven by Japan.
- Smokeless now represents 11.1% of total revenue.

Volume/Revenue

Please see page 49 for a full reconciliation to constant currency metrics, including prior year data.

	Volume		Revenue				
	Reported		Reported				
			Current		Exchange	Constant	
For six months to 30 June 2026	Unit	vs 2025	£m	vs 2025	£m	£m	vs 2025
New Categories			**238**	-16.0%	**16**	**254**	-10.3%
Modern Oral (pouches bn)	**0.7**	+27.5%	**29**	+37.4%	**1**	**30**	+43.2%
Vapour (units mn)	**14**	-20.2%	**27**	-25.6%	**(1)**	**26**	-28.2%
HP (sticks bn)	**5.1**	-18.0%	**182**	-19.4%	**16**	**198**	-12.5%
Traditional Oral (stick eq bn)	**—**	—%	**—**	—%	**—**	**—**	—%
Total Smokeless			**238**	-16.0%	**16**	**254**	-10.3%
Total Combustibles (bn sticks)	**95**	-2.8%	**1,833**	-7.0%	**44**	**1,877**	-4.8%
Other			**75**	-26.9%	**1**	**76**	-24.9%
Total			**2,146**	-8.9%	**61**	**2,207**	-6.3%

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported revenue declined 8.9%, negatively impacted by a translational foreign exchange headwind of 2.6%.

On a constant currency basis, which we believe reflects the operational performance, revenue was down 6.3% to £2,207 million.

Modern Oral was up 43.2%, fuelled by growth in Japan, Pakistan, South Africa, Kenya, the United Arab Emirates and in Global Travel Retail, demonstrating Modern Oral's potential in the region.

However, this was more than offset by lower revenue in:

- **Combustibles** (down 4.8%), mainly due to the challenging regulatory environment and the impact of illicit volume in Bangladesh and Australia, the timing of inventory movements in Vietnam (driven by regulatory changes that were implemented in 2025) and lower volume in Malaysia, which more than offset higher revenue in Pakistan (led by pricing and a return to volume growth).

  Specifically in Australia, we estimate the illicit combustibles segment now accounts for around 80% of the combustibles industry volume, with the duty paid combustibles industry volume down more than 50% in the first half of 2026 (versus the same period in 2025);
- **Vapour**, as volume declined 20.2%, leading to a 28.2% reduction in revenue, largely due to the Group's exit from the category in low revenue markets (Indonesia and South Korea) as the Group prioritises investment to drive Quality Growth; and
- **HP** (down 12.5%), largely due to inventory movements and heightened competition in Japan.

Profit from operations and operating margin

Please see page 57 for a full reconciliation to constant currency metrics, including prior year data.

	Reported		Adj.	Exchange	Adjusted	
	Current				Constant	
For six months to 30 June 2026	£m	vs 2025	£m	£m	£m	vs 2025
Profit from Operations	**459**	-45.7%	**249**	**8**	**716**	-16.5%
Operating Margin	**21.4%**	-14.5 ppts			**32.4%**	-4.0 ppts

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Profit from operations was 45.7% lower, including a translational foreign exchange headwind of 0.9%.

Excluding adjusting items and translational foreign exchange, adjusted profit from operations at constant rates was down 16.5% to £716 million driven by:

- Japan, impacted by lower revenue and higher investment in HP;
- Australia due to the lower revenue discussed above; and
- Vietnam due to inventory movements discussed above.

However, these were partly offset by an increase in Pakistan, which was positively impacted by combustibles pricing and growing combustibles volume.

7

Category Performance Review Modern Oral – Revenue up 66.6%, or 65.9% at constant rates, with volume growth of 57.5%. – Extended global category leadership with volume share* up 8.4 ppts. – AME volume share* leadership maintained, led by strong performances in Sweden and Denmark. – In the U.S., volume was up 188%, with revenue up 209% (up 220% at constant rates), driven by the growth of Velo Plus and Grizzly Modern Oral. In AME, volume was up 18.9%, driving revenue up 26.5% (or 21.8% at constant rates). While volume share of the Modern Oral category was down 10 bps, we retained category leadership in our Top markets (as defined on page 46). The volume and revenue growth reflects the strength of our portfolio in both established oral markets across Scandinavia and markets with less of an established oral tradition, such as the UK and Poland. In the U.S., revenue increased by 209% (or 220% at constant rates), driven by higher volume (up 188%) following the continued growth of Velo Plus and Grizzly Modern Oral, with our volume share of Modern Oral up 11.6 ppts to 29.8%. We expect our performance to be further enhanced by the planned roll-out of Velo Max which is expected to commence in the second half of 2026. In APMEA, our volume grew 27.5% and our revenue grew 37.4% (or 43.2% at constant rates), fuelled by growth in Japan, Pakistan, South Africa, Kenya, the United Arab Emirates and in Global Travel Retail, demonstrating Modern Oral's potential in the region. * Volume share is based upon the Top Modern Oral markets which are defined as the Group's priority Top Modern Oral markets by industry revenue. Top Modern Oral markets are the U.S., Sweden, Denmark, Norway, Switzerland, the UK and Poland, accounting for c.90% of total addressable industry Modern Oral revenue in 2025. Vapour – Continued value share* leadership (in tracked channels) up 1.2 ppts, driven by Vuse in the U.S. (up 4.1 ppts to 55.9%). – Vapour revenue up 3.6%, up 5.3% (at constant rates), with volume up 4.2%, driven by the U.S. but partially offset by regulatory changes in Poland. – In AME, Vapour value share down 1.7 ppts*, with industry rechargeable closed systems continuing to grow. – Vuse Ultra, our new premium product, continued to be rolled out in H1 2026, with further roll-outs planned for H2 2026. Group Vapour performance was driven by: – The U.S., the world's largest Vapour market, with Vuse volume up 14.9% partly due to changes in the competitor landscape in H2 2025 and the positive impact from progress in State level enforcement against illicit single-use vapour products and price/ mix (+4.9%). Accordingly in the U.S., revenue was up 15.6% (or 19.8% on a constant currency basis). The Group extended its value share leadership (of Vapour closed systems consumables in tracked channels) with Vuse increasing value share by 4.1ppts to 55.9%. We expect our performance to be further enhanced as we roll out a select range of adult-focused Vuse flavours in the second half of 2026. This was partially offset by; – AME, where revenue declined 11.9% (or 13.9% on a constant currency basis), largely driven by regulatory changes in Poland, more than offsetting early signs of progress with Vuse Ultra in the premium segment. Our value share leadership was down 1.7 ppts with value share losses driven by heightened competition in the growing rechargeable closed systems category in Europe and Canada, with the latter also impacted by an increase in illicit volume; and – APMEA, where volume declined 20.2%, leading to a 25.6% reduction in revenue (down 28.2% at constant rates), largely due to the Group's exit from the category in low revenue markets (Indonesia and South Korea) as the Group prioritises investment to drive Quality Growth. Our new premium innovation, Vuse Ultra, offers consumers a highly differentiated, connected and customisable experience. We are encouraged by the early performance in our launch markets and expect to continue the roll-out in a targeted way through H2 2026. * Based on Vuse estimated value share in measured retail for Vapour (i.e., value share of rechargeable closed systems consumables and disposables sales in retail) in the Top global markets. Top Vapour markets are defined as the Group's priority Top Vapour markets by industry revenue. Top Vapour markets are the U.S., Canada, the UK, France, Germany and Spain. These Top Vapour markets account for c.70% of total addressable industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2025. Heated Products (HP) – Revenue down 14.2%, down 11.7% at constant rates, driven by Japan due to inventory movements and heightened competition in the value segment. – Volume share*, down 1.2 ppts, reflecting heightened competition in the value segment. – AME volume share* down 70 bps with growth in Poland, Spain and Portugal, more than offset by Italy, Greece, Germany and the Czech Republic. – glo Hilo driving share growth (in premium/aspirational premium) in Japan, Poland and Italy and encouraging results in new launch markets (Romania and Greece). In APMEA, volume was down 18.0%, with revenue down 19.4%, a decrease of 12.5% at constant rates, largely due to inventory movements and heightened competition in Japan. In AME, volume was down 2.8%, with revenue down 8.8% (a decline of 10.8% at constant rates), as higher revenue in Romania was more than offset by lower revenue in Poland (driven by increased competition) and in Italy as the Group invested in retail activation as part of the roll-out of glo Hilo and glo Hyper Pro+. We expect to further enhance our portfolio in H2 2026 with Hilo amplification in the premium segment and with Hyper strengthening performance in the value segment through a phased roll-out of the Hyper Pro+ upgrade. * Volume share is based upon the Top HP markets which are defined as the Group's priority Top HP markets by industry revenue. Top HP markets are Japan, South Korea, Italy, Germany, Greece, Poland, Romania, the Czech Republic, Spain and Portugal. These Top HP markets account for c.80% of total addressable industry HP revenue in 2025. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 8

Category Performance Review Continued Combustibles – Value share down 40 bps* and volume share down 30 bps*, as resilient volume share in AME (flat) was more than offset by the U.S. (down 80 bps) and APMEA (down 20 bps). – Revenue grew 0.5% (up 2.1% at constant rates) with higher category contribution (up 2.7%) driven by the U.S. and AME. – Return to growth in the U.S., with revenue up 1.3% (or 5.0% at constant rates) as price/mix (including excise duty drawback) more than offset volume decline (down 5.2%). – Resilient AME performance with revenue up 4.0%, or up 2.5% at constant rates, driven by Brazil and Türkiye, partly offset by Germany and Romania and the exit from Cuba. – APMEA revenue declined 7.0%, or 4.8% at constant rates, with volume down 2.8%, driven by lower volume in Bangladesh and Australia, the timing of inventory movements in Vietnam (driven by regulatory changes that were implemented in 2025) and lower volume in Malaysia, which more than offset higher revenue in Pakistan (led by pricing and a return to volume growth). Revenue from combustibles increased 0.5% to £9,561 million. Our performance was negatively impacted by a translational foreign exchange headwind, with revenue up 2.1% at constant rates as continued robust price/mix of +6.8% was partly offset by lower volume (down 4.7%). Group cigarette volume was down 4.6% to 218 billion sticks as volume growth in Pakistan and Türkiye was more than offset by lower volume in a number of markets, mainly driven by the U.S., Bangladesh, Malaysia, Romania and Ukraine, inventory movements in Vietnam (due to regulatory changes implemented in 2025) and market exits (including Cuba and Mozambique). Excluding the impact of translational foreign exchange: – In the U.S., revenue increased 5.0%, as price/mix (including excise duty drawback) of +10.2% and short-term inventory movements more than offset a 5.2% reduction in volume. This was higher than the industry volume decline of 4.0%, as our volume was negatively impacted by the growth in the low value segment where we are under-represented. Our value share was down 40 bps with volume share down 80 bps driven by Newport and Lucky Strike. However, our volume share has started to stabilise during H1 2026; – In AME, higher revenue (up 2.5%) was largely driven by Türkiye (led by pricing and further growth in volume) and pricing across a number of markets, including Brazil and Mexico, partially offset by lower volume in Brazil and Mexico. These factors combined to more than offset a reduction in revenue in Germany (resulting from higher investment due to competitive intensity and the growth in trade labels in which the Group is not present), the exit from Cuba and lower volume in Romania and Ukraine; and – In APMEA, revenue declined 4.8% due to the challenging regulatory environment and the impact of illicit volume in Bangladesh and Australia, the timing of inventory movements in Vietnam (driven by regulatory changes that were implemented in 2025) and lower volume in Malaysia, which more than offset higher revenue in Pakistan (led by pricing and a return to volume growth). * Volume and value share are based upon the Top cigarette markets which are defined as the Group's priority Top cigarette markets by industry revenue. Top cigarette markets are the U.S., Japan, Brazil, Germany, Pakistan, Mexico and Romania, accounting for c.50% of total addressable industry cigarette revenue in 2025. Traditional Oral Group volume declined 9.6% to 2.5 billion stick equivalents. Total revenue was £494 million (30 June 2025: £542 million), down 8.8% (or 5.8% at constant rates). In the U.S., which accounts for 97% of the Group's revenue from the category, revenue declined 8.5% or 5.2% at constant rates, as price/mix (+7.2%) was more than offset by lower volume (down 12.4%), due to the continued cross-category use of Modern Oral. Value share in the U.S. decreased 40 bps, with volume share down 60 bps, negatively impacted by continued consumer migration predominantly in the aspirational premium segment, where Grizzly is positioned. Outside the U.S., revenue declined 18.0%, or 22.5% at constant rates of exchange, largely due to the performance of Granit in Sweden. Beyond Nicotine Btomorrow Ventures has completed over 30 investments since its launch in 2020 and through the Group’s £350 million commitment towards the corporate venture capital fund. It invests to support the Group’s transformational journey to A Better Tomorrow™ focusing predominantly on Smokeless nicotine products, technology and capability enablers, sustainability and Wellbeing and Stimulation. The Group has also continued its exploration in the Wellbeing and Stimulation category with Ryde: functional shots now selling in the U.S. (through national online sales and retail primarily in Texas), in addition to Australia and Canada. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 9

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Financial Information

Cash flow

We continue to make good progress on de-leveraging our balance sheet and we expect to be within our narrowed leverage target range of 2.0-2.5x adjusted net debt/adjusted EBITDA (as adjusted for Canada[1]) by the end of 2026, driven by continued strong cash generation.

Cash flow is typically weighted to the second half of the year. We are on track to meet or exceed our operating cash conversion guidance of 95%.

We continue to expect the Group to generate c.£50 billion of free cash flow before dividends between 2024 and 2030 (inclusive). To date we have generated £14.2 billion.

Our active capital allocation framework considers the continued investment in our transformation, the macro-environment, and potential future litigation and regulatory outcomes.

We understand the importance of cash returns to shareholders, and remain committed to our progressive dividend based upon 65% of long-term sustainable earnings.

	For six months to 30 June		
	2026	2025	Change
	£m	£m	%
Net cash generated from operating activities	**3,402**	2,309	47.3%
Operating cash flow conversion	**80%**	75%	
Free cash flow – before payment of dividends	**2,285**	1,234	85.2%
Free cash flow – after payment of dividends	**(349)**	(1,375)	-75%

	As at 30 June		
	2026	2025	Change
	£m	£m	%
Borrowings (including lease liabilities)	**(35,063)**	(35,208)	-0.4%
Adjusted net debt	**(31,969)**	(29,749)	7.5%

In the Group's cash flow statement, prepared in accordance with IFRS and presented on page 22, net cash generated from operating activities increased by 47.3% to £3,402 million. This was largely due to:

- lower payments in respect of the Franked Investment Income Group Litigation Order (FII GLO) of £111 million (of which £44 million was in respect of the principal, impacting net cash generated from operating activities, and £67 million was in respect of interest paid) compared to £368 million in the first six months of 2025, discussed on page 36;
- lower tax paid as the first six months of 2025 included the net impact of the tax deferrals in the U.S. of £491 million (US$624 million) which did not repeat. Tax payments in the U.S. of £700 million (US$895 million) were deferred from 2024 to 2025, partly offset by deferral of £209 million (US$271 million) from the first half of 2025 to the second half of 2025; and
- the receipt, in the first six months of 2026, of £149 million (US$200 million) from ITG Brands, LLC (ITG) in settlement of a dispute with respect to the liability arising under the Florida State Settlement Agreement, specifically regarding the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in 2015.

Operating cash conversion and free cash flow (before and after dividends paid to shareholders)

The Group's operating cash conversion rate (based upon adjusted profit from operations and defined on page 54) increased to 80% (30 June 2025: 75%).

We expect our operating cash conversion in 2026 to exceed 95%, demonstrating the ongoing strength of the Group in turning operating performance into cash.

Free cash flow (before the payment of dividends), as defined on page 55, was £2,285 million for the six months ended 30 June 2026 (30 June 2025: £1,234 million), an increase of 85.2%. This was driven by the increase in net cash generated from operations discussed above, partly offset by an increase in net capital expenditure (30 June 2026: £155 million; 30 June 2025: £119 million). Net interest paid was in line with the prior period at £891 million (30 June 2025: £889 million).

The Group expects its gross capital expenditure in 2026 to be approximately £750 million mainly related to the ongoing investment in the Group's operational infrastructure, including the expansion of our New Categories portfolio and enhancements to our Modern Oral capacity.

After paying dividends of £2,634 million (30 June 2025: £2,609 million), free cash flow (after dividends paid to shareholders), as defined on page 55, was an outflow of £349 million for the six months ended 30 June 2026 (30 June 2025: £1,375 million outflow).

For a full reconciliation of net cash generated from operating activities to free cash flow before and after dividends, see page 55.

1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

10

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Financial Information

Continued

Borrowings and net debt

Borrowings (which includes lease liabilities) were £35,063 million at 30 June 2026, a decrease of 0.4% compared to £35,208 million at 30 June 2025 (31 December 2025: £35,070 million).

The Group remains confident of its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

The Group's average centrally managed debt maturity of bonds was 9.3 years at 30 June 2026 (30 June 2025: 10.0 years; 31 December 2025: 9.5 years), and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 15.1% (30 June 2025: 15.3%; 31 December 2025: 15.1%).

The Group defines net debt as borrowings (including related derivatives and lease liabilities), less cash and cash equivalents (including restricted cash) and current investments held at fair value. Closing net debt was £32,555 million at 30 June 2026 (30 June 2025: £30,342 million; 31 December 2025: £31,215 million).

A reconciliation of borrowings to net debt is provided below.

	As at 30 June			As at 31 December
	2026	2025	Change	2025
	£m	£m	%	£m
Borrowings (including lease liabilities)	**(35,063)**	(35,208)	-0.4%	(35,070)
Derivatives in respect of net debt	**(25)**	(27)	-7.4%	12
Cash and cash equivalents	**2,518**	4,404	-42.8%	3,827
Current investments held at fair value	**15**	489	-96.9%	16
Net debt	**(32,555)**	(30,342)	+7.3%	(31,215)
Maturity profile of net debt:				
Net debt due within one year	**(1,360)**	1,573	n/m	492
Net debt due beyond one year	**(31,195)**	(31,915)	-2.3%	(31,707)
Net debt	**(32,555)**	(30,342)	+7.3%	(31,215)

The movement in net debt (versus 31 December 2025) includes the free cash outflow, after payment of dividends to shareholders, of £349 million (30 June 2025: £1,375 million outflow), as described on page 55. Also impacting the carrying value of net debt are:

- Cash payments largely related to share schemes and investing activities of £268 million (30 June 2025: £47 million);
- The purchase of £649 million (30 June 2025: £450 million) of own shares under the Group's 2026 and 2025 share buy-back programmes;
- Other non-cash movements of £267 million (30 June 2025: £120 million); and
- Foreign exchange impacts related to the revaluation of foreign currency denominated net debt balances which was a net headwind of £341 million (30 June 2025: £1,611 million tailwind).

Included within both cash payments and other non-cash movements (above) is the classification of Cuba which was held-for-sale at 31 December 2025 (£208 million) and subsequently sold in 2026. On a net basis, cash payments (largely related to share schemes and investing activities) would have been £60 million (30 June 2025: £47 million) and other non-cash movements would have been £59 million (30 June 2025: £120 million).

In the six months ended 30 June 2025, net debt was also impacted by net proceeds of £1,052 million from the partial monetisation of our investment in ITC in that period.

Investments held at fair value through profit and loss above include restricted amounts of £nil (30 June 2025: £427 million; 31 December 2025: £nil) in respect of investments held by subsidiaries in CCAA protection as well as £nil (30 June 2025: £17 million; 31 December 2025: £nil) subject to potential exchange control restrictions.

Cash and cash equivalents include restricted amounts of £386 million (30 June 2025 £2,047 million; 31 December 2025: £268 million) in Canada which, due to ongoing restrictions associated with the Approved Plans in Canada, continue to be considered restricted and £73 million (30 June 2025: £255 million; 31 December 2025: £67 million) principally due to exchange control restrictions.

Adjusted net debt

The Group also adjusts net debt for items held-for-sale and for the purchase price allocation adjustment to the debt, included within borrowings, acquired as part of the acquisition of Reynolds American Inc. This is an accounting adjustment and does not reflect the enduring repayment of the instrument. The Group Management Board believes that this additional measure, which is used internally to assess the Group's financial capacity, is useful to the users of the financial statements in helping them to see how the Group's financial capacity has changed over the year. The adjusted net debt position is provided below:

	As at 30 June			As at 31 December
	2026	2025	Change	2025
	£m	£m	%	£m
Net debt	**(32,555)**	(30,342)	+7.3%	(31,215)
Net debt items included within assets held-for-sale	**—**	—	0%	208
Purchase price allocation (PPA) adjustment to acquired debt	**586**	593	-1.1%	591
Adjusted net debt	**(31,969)**	(29,749)	+7.5%	(30,416)
Exchange	**398**			
Adjusted net debt translated at 2025 exchange rates	**(31,571)**	(29,749)	+6.1%	(30,416)

11

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Financial Information
Continued

Foreign currencies

The principal exchange rates used to convert the results of the Group's foreign operations to pounds sterling for the purposes of inclusion and consolidation within the Group's financial statements are indicated in the table below. Where the Group has provided results "at constant rates of exchange" this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average for the period ended			As at		
		30 June	31 December		30 June	31 December
	2026	2025	2025	**2026**	2025	2025
Australian dollar	**1.915**	2.045	2.045	**1.916**	2.091	2.017
Bangladeshi taka	**165.056**	158.273	160.886	**163.517**	168.176	164.432
Brazilian real	**6.930**	7.468	7.363	**6.870**	7.479	7.371
Canadian dollar	**1.854**	1.828	1.842	**1.883**	1.870	1.844
Chilean peso	**1,201.588**	1,238.902	1,253.837	**1,223.851**	1,279.119	1,212.663
Euro	**1.153**	1.187	1.167	**1.161**	1.167	1.145
Indian rupee	**125.277**	111.763	114.989	**125.636**	117.521	120.892
Japanese yen	**212.718**	192.489	197.243	**215.711**	197.940	210.830
Romanian leu	**5.931**	5.939	5.885	**6.082**	5.929	5.834
South African rand	**22.076**	23.859	23.562	**21.754**	24.353	22.287
Swiss franc	**1.058**	1.118	1.094	**1.071**	1.091	1.066
US dollar	**1.345**	1.298	1.319	**1.327**	1.370	1.345

Other Information

Risks and uncertainties

The Board carried out a robust assessment of the Principal Risks and uncertainties facing the Group for the period, including those that would threaten its business model, future performance, solvency, liquidity and viability. The Board also maintained close oversight of the Group's response to critical external uncertainties, recognising current macro-economic and geopolitical challenges.

All Group risks are reviewed biannually by the Audit Committee and annually by the Board.

Leading in Sustainability is a core component and key building block of our corporate strategy and sustainability risk factors are embedded across the Group's risks in accordance with the management of these risks within the Group.

The Principal Risks facing the Group are summarised under the headings of:

- Competition from illicit trade;
- Geopolitical tensions;
- Tobacco, New Categories and other regulation interrupts the growth strategy;
- Supply chain disruption;
- Litigation and external investigations;
- Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
- Inability to develop, commercialise and deliver the New Categories strategy;
- Disputed taxes, interest and penalties;
- Injury, illness or death in the workplace;
- Solvency and liquidity;
- Foreign exchange rate exposures;
- Climate change;
- Circularity; and
- Digital & Cyber.

A summary of the Principal Risks which are monitored by the Board through the Group's risk register is set out on pages 166 to 175 of the Group's Annual Report and Accounts for the year ended 31 December 2025 and a summary of the risk factors is set out in Item 3.D - Risk Factors of the Group's annual report for the year ended 31 December 2025 on Form 20-F (the "2025 Form 20-F").

All the Group's risks should be read in the context of the forward-looking statements on page 44 of this Half-Year Report.

12

Other Information Continued Conflict in the Middle East We are closely monitoring developments in the Middle East. There is no significant impact on the Group at this time, and we have comprehensive business continuity plans in place to manage cost and supply-chain pressures. However, the broader macroeconomic and geopolitical backdrop is dynamic, increasing the risk of volatility in consumer sentiment should uncertainty persist. Update on investigations into misconduct allegations On 25 April 2023, the Group announced that it had reached agreement with the U.S. Department of Justice (DOJ) and Office of Foreign Assets Control (OFAC) to resolve previously disclosed investigations into suspicions of breaches of sanctions relating to the Democratic People’s Republic of Korea between 2007 and 2017. On 11 May 2026, the DOJ filed a motion to dismiss the legal proceedings against the Company, noting that the Company fully complied with the terms of the three-year deferred prosecution agreement, and the court entered an order dismissing the proceedings with prejudice the same day. The three-year probationary period imposed by the court on a BAT subsidiary in Singapore, British-American Tobacco Marketing (Singapore) Private Limited (BATMS), in connection with the subsidiary’s entry of a guilty plea in the same proceedings has also now expired. The Company’s compliance commitments under the civil settlement with OFAC remain in place until 2028. The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, at Group companies. Some of these allegations are currently being investigated, including by OFAC, which is investigating suspicions of breaches of sanctions. The Group cooperates with the authorities, where appropriate. In addition, the Group is, and may in the future be, subject to investigations or legal proceedings in relation to, among other things, its marketing, promotion or distribution activities in respect of its products. This includes, but is not limited to, allegations that such activities, whether undertaken through traditional channels, digital platforms, third parties, or distribution applications, do not comply with applicable laws or regulations. As such, the Group or Group companies, could be subject to liability and costs associated with any damages, fines, or penalties brought in connection with these allegations. There are instances where the Group investigates or where Group companies are cooperating with relevant national competition authorities in relation to competition law investigations and/or engaged in legal proceedings at the appellate level. Operational and process review To further support our transformation and underpin investment initiatives to drive long-term sustainable profit and cash flow growth, we are undertaking a structured time-bound programme (referred to as Fit2Win) to review processes and ways of working which will generate efficiencies and facilitate faster, more agile and effective decision making. Having commenced in 2025, the programme is expected to complete in 2027 and includes a comprehensive review of our overhead optimisation opportunities, route to market and digitalisation in order to deliver more effective, data-driven digital ways of working. The programme has also undertaken a global bottom-up review of our manufacturing assets and machinery, which will facilitate an upgrade to more efficient, next generation technologies to support our ongoing transformation. Accordingly, we have recognised an additional one-off, non-cash expense/charge of £228 million in 2026. During H1 2026, the programme has also identified additional potential optimisation opportunities of £100 million by the end of 2028, with a further £100 million of costs expected to be incurred over the life of the programme. Including the above, we now expect associated one-off costs of approximately £950 million (being non-cash items of £330 million and cash items of £620 million), with c.£840 million expected to be treated as adjusting items within adjusted profit from operations. By 30 June 2026, total costs of £482 million have been incurred since the programme commenced in 2025, with £459 million treated as adjusting items within profit from operations, of which £370 million was recognised in the six months ended 30 June 2026. The programme is expected to generate annualised cost efficiencies and cash flow of c.£700 million (previously £600 million) by the end of 2028 which will be re-invested to support further sustainable growth initiatives. By 30 June 2026, savings of c.£105 million have been realised, representing 15% of the total. These expected savings are in addition to the £2 billion of targeted savings between 2026 and 2030 announced at our Capital Markets Day in 2024. Changes in the Group Cuba As disclosed on page 328 of the Group’s Annual Report and Accounts for the year ended 31 December 2025 and page 170 of the 2025 Form 20-F, the Group entered into an agreement to sell its 50% shareholding in Brascuba Cigarrillos S.A. (Brascuba), its operating entity in the Republic of Cuba (Cuba), to Tabagest S.A. (Tabagest), a company incorporated in Cuba and an existing investor in Brascuba. Completion occurred in February 2026, at which point, the business was deconsolidated from the Group’s balance sheet. However, as the Cuban business was not significant to the users' understanding of that year or subsequent years financial performance, Management did not treat the sale of Cuban business as an organic adjustment. The net charge to the income statement in relation to the disposal of Brascuba was £12 million and includes the reclassification of foreign exchange losses previously recognised in the statement of comprehensive income of £4 million. ITC Ltd (ITC) As previously disclosed, in the six months ended 30 June 2025, the Group recognised: – a gain of £333 million (net of tax) related to the demerger of ITC's hotel business; and – a provisional gain of £904 million related to the disposal of 313.0 million shares in ITC (being 2.5% of ITC's ordinary shares). The Group received net proceeds of £1,052 million in 2025. Both were treated as adjusting items in 2025, with no comparable transactions in 2026. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 13

Other Information Continued Changes in the Group (continued) Organigram Global Inc. (Organigram) In February 2026, Organigram announced the acquisition of Sanity Group GmbH (Sanity). As previously disclosed, prior to the acquisition; – the Group's ownership of Organigram was 36.77%, with voting rights restricted to 30%; and – the Group ownership of Sanity was 16.32%. Under the terms of the acquisition, the Group sold its holding in Sanity in exchange for shares in Organigram; in addition, the Group subscribed to c.12% of the issued and outstanding share capital in Organigram for £35 million (CAD$65 million). Post acquisition, the Group retains no continuing involvement in Sanity other than through its investment in Organigram. Further, at 30 June 2026, the Group's shareholding in Organigram was 48.7% and may change, subject to certain earnout provisions in relation to Organigram's acquisition of Sanity. However, there was no change to the Group's voting rights which remain restricted to 30%. Other associates In May 2026, the Group completed the conversion of a loan to Charlotte’s Web Holdings into ordinary shares, concurrently making an additional equity investment of £7 million (US$10 million). Changes to the Board and Management Board As previously disclosed, the following Board changes have taken place: – Dragos Constantinescu has been appointed to the role of Chief Financial Officer and Executive Director and will join the Board and Management Board with effect from 1 September 2026; – Holly Keller Koeppel stepped down from the Board at the conclusion of the 2026 Annual General Meeting (AGM); and – Karen Guerra was appointed as Senior Independent Director with effect from the conclusion of the 2026 AGM, when Holly Keller Koeppel stepped down from the Board. Going concern A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, as well as risks associated with the business, are set out in the Strategic Report and in the Notes on the Accounts, all of which are included in the Group's Annual Report and Accounts for the year ended 31 December 2025 and Item 5 - Operating and financial review and prospects of the 2025 Form 20-F, and available on the Group's website, www.bat.com. This Half-Year Report provides updated information regarding the business activities, including cash flow, for the six months to 30 June 2026 and of the financial position and liquidity position at 30 June 2026. The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least 12 months from the date of approval of this condensed consolidated financial information. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty, the current macro-economic financial conditions and the general outlook in the global economy. After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report. Directors' Responsibility Statement The Directors confirm that, to the best of their knowledge, this condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and as issued by the International Accounting Standards Board (IASB), and that this Half-Year Report includes a fair review of the information required by both DTR 4.2.7R and DTR 4.2.8R of the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority. The Directors of British American Tobacco p.l.c. are as listed on pages 180 to 181 in the British American Tobacco Annual Report for the year ended 31 December 2025 and Item 6.A - Directors and senior management of the 2025 Form 20-F, with the exception of Holly Keller Koeppel who stepped down following the conclusion of the 2026 AGM in April 2026. Details of all the current Directors of British American Tobacco p.l.c. are maintained on www.bat.com. For and on behalf of the Board of Directors: Luc Jobin Chair 29 July 2026 Tadeu Marroco Chief Executive 29 July 2026 BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 14

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Contents Page Financial Statements: Group Income Statement 17 Group Statement of Comprehensive Income 18 Group Statement of Changes in Equity 19 Group Balance Sheet 21 Group Cash Flow Statement 22 Notes to the Unaudited Interim Financial Statements 23 Other Information 40 Data Lake and Reconciliations 47 BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 16

Interim Financial Statements (unaudited) Group Income Statement Six months ended 30 June 2026 2025 £m  £m Revenue1 12,235 12,069 Raw materials and consumables used (2,112) (2,166) Changes in inventories of finished goods and work in progress 119 185 Employee benefit costs (1,651) (1,463) Depreciation, amortisation and impairment costs (1,364) (1,192) Other operating income 92 54 Loss on reclassification from amortised cost to fair value (5) (5) Other operating expenses (3,048) (2,413) Profit from operations 4,266 5,069 Net finance costs (403) (969) Share of post-tax results of associates and joint ventures 189 1,474 Profit before taxation 4,052 5,574 Taxation on ordinary activities (824) (1,009) Profit for the period 3,228 4,565 Attributable to: Owners of the parent 3,190 4,512 Non-controlling interests 38 53 3,228 4,565 Earnings per share Basic 146.1p 204.6p Diluted 145.3p 203.6p All of the activities during both years are in respect of continuing operations. The accompanying notes on pages 23 to 36 form an integral part of this condensed consolidated financial information. 1. Revenue is net of duty, excise and other taxes of £15,320 million and £15,515 million for the six months ended 30 June 2026 and 30 June 2025, respectively. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 17

Interim Financial Statements (unaudited) Continued Group Statement of Comprehensive Income Six months ended 30 June 2026 2025 £m  £m  Profit for the period (page 17) 3,228 4,565 Other comprehensive income (OCI) Items that may be reclassified subsequently to profit or loss: 596 (4,255) Foreign currency translation and hedges of net investments in foreign operations – differences on exchange from translation of foreign operations 493 (4,360) – reclassified and reported in profit for the period 134 — – net investment hedges - net fair value gains on derivatives 17 221 – net investment hedges - differences on exchange on borrowings 5 (13) Cash flow hedges – net fair value gains/(losses) 23 (45) – reclassified and reported in profit for the period (14) 23 – tax on net fair value (losses)/gains in respect of cash flow hedges (8) 7 Associates – share of OCI, net of tax (54) (135) – differences on exchange reclassified to profit or loss — 47 Items that will not be reclassified subsequently to profit or loss: (26) (6) Retirement benefit schemes – net actuarial gains/(losses) 43 (37) – movements in surplus restrictions (7) (39) – tax on actuarial gains/(losses) and movements in surplus restrictions (21) 5 Investments held at fair value – net fair value (losses)/gains (26) 70 Associates – share of OCI, net of tax (15) (5) Total other comprehensive income/(expense) for the period, net of tax 570 (4,261) Total comprehensive income for the period, net of tax 3,798 304 Attributable to: Owners of the parent 3,758 279 Non-controlling interests 40 25 3,798 304 The accompanying notes on pages 23 to 36 form an integral part of this condensed consolidated financial information. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 18

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Interim Financial Statements (unaudited)

Continued

Group Statement of Changes in Equity

	Attributable to owners of the parent							
At 30 June 2026	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2026	577	26,675	(4,148)	22,929	46,033	1,893	219	48,145
Total comprehensive income for the period comprising: (page 18)	—	—	553	3,205	3,758	—	40	3,798
Profit for the period (page 17)	—	—	—	3,190	3,190	—	38	3,228
Other comprehensive income for the period (page 18)	—	—	553	15	568	—	2	570
Other changes in equity								
Cash flow hedges reclassified and reported in total assets	—	—	17	—	17	—	—	17
Employee share options								
– value of employee services	—	—	—	41	41	—	—	41
– proceeds from new shares issued	—	3	—	—	3	—	—	3
– treasury shares used for share option schemes	—	—	—	—	—	—	—	—
Dividends and other appropriations								
– ordinary shares	—	—	—	(2,634)	(2,634)	—	—	(2,634)
– to non-controlling interests	—	—	—	—	—	—	(76)	(76)
Purchase of own shares								
– held in employee share ownership trusts	—	—	—	(102)	(102)	—	—	(102)
– share buy-back programme and cancelled shares	(4)	4	—	(649)	(649)	—	—	(649)
Perpetual hybrid bonds								
– coupons paid	—	—	—	(6)	(6)	—	—	(6)
– tax on coupons paid	—	—	—	1	1	—	—	1
Non-controlling interests - disposals	—	—	—	—	—	—	33	33
Other movements non-controlling interests	—	—	—	—	—	—	—	—
Reclassification of equity relating to assets held-for-sale	—	—	—	—	—	—	—	—
Other movements	—	—	—	24	24	—	—	24
Balance at 30 June 2026	573	26,682	(3,578)	22,809	46,486	1,893	216	48,595

The accompanying notes on pages 23 to 36 form an integral part of this condensed consolidated financial information.

19

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued

Group Statement of Changes in Equity (continued)

	Attributable to owners of the parent							
At 30 June 2025	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2025	585	26,665	(902)	21,610	47,958	1,685	352	49,995
Total comprehensive (expense)/income for the period comprising: (page 18)	—	—	(4,160)	4,439	279	—	25	304
Profit for the period (page 17)	—	—	—	4,512	4,512	—	53	4,565
Other comprehensive expense for the period (page 18)	—	—	(4,160)	(73)	(4,233)	—	(28)	(4,261)
Other changes in equity								
Cash flow hedges reclassified and reported in total assets	—	—	5	—	5	—	—	5
Employee share options								
– value of employee services	—	—	—	35	35	—	—	35
– proceeds from new shares issued	—	1	—	—	1	—	—	1
– treasury shares used for share option schemes	—	1	—	(1)	—	—	—	—
Dividends and other appropriations								
– ordinary shares	—	—	—	(2,609)	(2,609)	—	—	(2,609)
– to non-controlling interests	—	—	—	—	—	—	(74)	(74)
Purchase of own shares								
– held in employee share ownership trusts	—	—	—	(61)	(61)	—	—	(61)
– share buy-back programme and cancelled shares	(4)	4	—	(450)	(450)	—	—	(450)
Other movements	—	—	—	31	31	—	—	31
Balance at 30 June 2025	581	26,671	(5,057)	22,994	45,189	1,685	303	47,177

The accompanying notes on pages 23 to 36 form an integral part of this condensed consolidated financial information.

20

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued
Group Balance Sheet

	As at 30 June 2026 £m	As at 30 June 2025 £m	As at 31 December 2025 £m
Assets			
Intangible assets	**87,087**	86,223	86,934
Property, plant and equipment	**4,222**	4,159	4,483
Investments in associates and joint ventures	**1,589**	1,533	1,521
Retirement benefit assets	**919**	841	880
Deferred tax assets	**2,058**	2,434	2,032
Trade and other receivables	**323**	283	288
Investments held at fair value	**263**	737	333
Derivative financial instruments	**4**	141	135
Total non-current assets	**96,465**	96,351	96,606
Inventories	**4,845**	5,088	4,382
Income tax receivable	**465**	108	470
Trade and other receivables	**3,845**	3,475	3,802
Investments held at fair value	**15**	489	16
Derivative financial instruments	**235**	302	162
Cash and cash equivalents	**2,518**	4,404	3,827
	11,923	13,866	12,659
Assets classified as held-for-sale	**—**	9	25
Total current assets	**11,923**	13,875	12,684
Total assets	**108,388**	110,226	109,290
Equity – capital and reserves			
Share capital	**573**	581	577
Share premium, capital redemption and merger reserves	**26,682**	26,671	26,675
Other reserves	**(3,578)**	(5,057)	(4,148)
Retained earnings	**22,809**	22,994	22,929
Owners of the parent	**46,486**	45,189	46,033
Perpetual hybrid bonds	**1,893**	1,685	1,893
Non-controlling interests	**216**	303	219
Total equity	**48,595**	47,177	48,145
Liabilities			
Borrowings	**31,045**	31,904	31,708
Retirement benefit liabilities	**787**	769	801
Deferred tax liabilities	**10,351**	10,432	10,343
Other provisions for liabilities	**3,141**	3,212	3,161
Trade and other payables	**35**	586	484
Derivative financial instruments	**156**	150	124
Total non-current liabilities	**45,515**	47,053	46,621
Borrowings	**4,018**	3,304	3,362
Income tax payable	**1,004**	1,172	1,129
Other provisions for liabilities	**599**	3,089	608
Trade and other payables	**8,576**	8,243	9,328
Derivative financial instruments	**81**	188	91
	14,278	15,996	14,518
Liabilities associated with assets classified as held-for-sale	**—**	—	6
Total current liabilities	**14,278**	15,996	14,524
Total equity and liabilities	**108,388**	110,226	109,290

The accompanying notes on pages 23 to 36 form an integral part of this condensed consolidated financial information.

21

Interim Financial Statements (unaudited) Continued Group Cash Flow Statement Six months ended 30 June 2026 2025 £m  £m  Cash flows from operating activities Cash generated from operating activities (page 30) 4,487 3,717 Dividends received from associates 139 168 Tax paid (1,224) (1,576) Net cash generated from operating activities 3,402 2,309 Cash flows from investing activities Interest received 83 85 Dividends received 2 — Purchases of property, plant and equipment (134) (103) Proceeds on disposal of property, plant and equipment 8 21 Purchases of intangibles (34) (42) Proceeds on disposal of intangibles 2 8 Purchases of investments (27) (59) Proceeds on disposals of investments 37 73 Investment in associates and acquisitions of other subsidiaries net of cash acquired (45) (23) Net proceeds from disposal of shares in associate, net of tax — 1,052 Disposal of subsidiary, net of cash disposed of (192) — Net cash (used in)/generated from investing activities (300) 1,012 Cash flows from financing activities Interest paid on borrowings and financing related activities (905) (879) Interest element of lease liabilities (19) (21) Capital element on lease liabilities (91) (95) Proceeds from increases in and new borrowings 1,055 3,552 Reductions in and repayments of borrowings (1,206) (3,047) Outflows relating to derivative financial instruments (39) (445) Purchases of own shares - share buy-back programme (649) (450) Purchases of own shares held in employee share ownership trusts (102) (61) Coupon paid on perpetual hybrid bonds (6) — Dividends paid to owners of the parent (2,634) (2,609) Dividends paid to non-controlling interests (70) (63) Other 3 1 Net cash used in financing activities (4,663) (4,117) Net cash flows used in operating, investing and financing activities (1,561) (796) Transferred from held-for-sale 208 — Differences on exchange 34 (144) Decrease in net cash and cash equivalents in the period (1,319) (940) Net cash and cash equivalents at 1 January 3,787 5,104 Net cash and cash equivalents at period end 2,468 4,164 Cash and cash equivalents per balance sheet 2,518 4,404 Overdrafts and accrued interest (50) (240) Net cash and cash equivalents at period end 2,468 4,164 The accompanying notes on pages 23 to 36 form an integral part of this condensed consolidated financial information. The net cash flows relating to the adjusting items within profit from operations on pages 25 to 26, included in the above, are an inflow of £10 million (30 June 2025: £430 million outflow). BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 22

Notes to the Unaudited Interim Financial Statements 1. Accounting policies and basis of preparation The condensed consolidated financial information comprises the unaudited interim financial information for the six months to 30 June 2026. The condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. The interim condensed consolidated financial information is unaudited but has been reviewed by the auditor and its review report is set out on page 15. This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 and should be read in conjunction with the Group’s Annual Report and Accounts for the year ended 31 December 2025 and the 2025 Form 20-F, including the audited financial statements for the year ended 31 December 2025, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards, and in accordance with the provisions of the UK Companies Act 2006. UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented. The Group’s Annual Report and Accounts for the year ended 31 December 2025 represent the statutory accounts for that year and have been filed with the Registrar of Companies. The auditor’s report on those statements was unmodified and did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 (2) or (3) of the Companies Act 2006. These condensed consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Group’s Annual Report for the year ended 31 December 2025 and the 2025 Form 20-F. The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. Other than in respect of certain assumptions related to the assessment of the carrying value of goodwill and intangible assets, the key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2025, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. As described on page 26, the Group has assessed whether there are any impairment triggers related to the carrying value of the significant investments of goodwill and intangibles. Other than as reported in prior periods, no further impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change. After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report. 2. Segmental analyses Revenue by segment The following table shows 2026 revenue at 2026 rates of exchange, and 2026 revenue translated using 2025 rates of exchange. The 2025 figures are stated at the 2025 rates of exchange. Six months ended 30 June 2026 2025 Reported Exchange Reported at CC1 Reported Revenue £m £m £m £m U.S. 5,687 206 5,893 5,432 AME 4,402 (83) 4,319 4,281 APMEA 2,146 61 2,207 2,356 Total Region 12,235 184 12,419 12,069 Notes to the analysis of revenue above: 1. CC: constant currency – measures are calculated based upon a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 23

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

2. Segmental analyses (continued)
Profit from operations by segment

The following table shows 2026 profit from operations and adjusted profit from operations at 2026 rates of exchange, and 2026 adjusted profit from operations as adjusted for Canada[3] translated using 2025 rates of exchange.

The 2025 figures are stated at the 2025 rates of exchange.

							2026
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC[2]	Adj for Canada[3] at CC[2]	As adj. for Canada[3] at CC[2]
Six months ended 30 June	£m	£m	£m	£m	£m	£m	£m
Profit from Operations							
U.S.	**2,595**	**652**	**3,247**	**124**	**3,371**	**—**	**3,371**
AME	**1,212**	**259**	**1,471**	**(28)**	**1,443**	**(109)**	**1,334**
APMEA	**459**	**249**	**708**	**8**	**716**	**—**	**716**
Total Region	**4,266**	**1,160**	**5,426**	**104**	**5,530**	**(109)**	**5,421**
Net finance costs	**(403)**						
Associates and joint ventures	**189**						
Profit before tax	**4,052**						
Taxation	**(824)**						
Profit for the period	**3,228**						

					2025
	Reported	Adj Items[1]	Adjusted	Adj for Canada[3]	As adjusted for Canada[3]
Six months ended 30 June	£m	£m	£m	£m	£m
Profit from Operations					
U.S.	2,255	808	3,063	—	3,063
AME	1,969	(495)	1,474	(154)	1,320
APMEA	845	12	857	—	857
Total Region	5,069	325	5,394	(154)	5,240
Net finance costs	(969)				
Associates and joint ventures	1,474				
Profit before tax	5,574				
Taxation	(1,009)				
Profit for the period	4,565				

Notes to the analysis of profit from operations above:

1. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2. CC: constant currency – measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
3. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

24

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

3. Adjusting Items

Adjusting items are significant items of income or expense in profit from operations, net finance costs, taxation, the Group's share of the post-tax results of associates and joint ventures, diluted earnings per share, net cash generated from operating activities and net debt which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group's underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group's non-GAAP measures of adjusted profit from operations, adjusted operating margin, adjusted gross profit, adjusted gross margin, adjusted EBITDA, New Categories contribution, New Categories contribution margin, adjusted net finance costs, adjusted taxation, adjusted diluted earnings per share, operating cash flow conversion ratio, adjusted cash generated from operations, free cash flow (before dividends paid to shareholders), free cash flow (after dividends paid to shareholders) and adjusted net debt, all of which are before the impact of adjusting items and which are reconciled from profit from operations, diluted earnings per share, net finance costs and taxation, cash conversion ratio, net cash generated from operating activities and net debt.

In addition, the non-GAAP measures of adjusted gross profit, adjusted gross margin, adjusted profit from operations and adjusted operating margin, along with New Categories contribution, New Categories contribution margin, adjusted diluted earnings per share, adjusted net finance costs and adjusted taxation are presented with the additional adjustment to reflect the settlement of the Canadian litigation, and are referred to as "as adjusted for Canada"[1]. Such measures are also reconciled from profit from operations, diluted earnings per share, net finance costs and taxation. Along with operating cash flow conversion ratio, adjusted cash generated from operations, free cash flow (before dividends paid to shareholders) and free cash flow (after dividends paid to shareholders) referred to above these are collectively the Group's principal non-GAAP measures.

1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

Adjusting items included in profit from operations

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group's underlying financial performance.

In summary, in the six months ended 30 June 2026, the Group incurred £1,160 million (30 June 2025: £325 million) of adjusting items within profit from operations:

		Six months ended 30 June	
		2026	2025
		£m	£m
(a)	Restructuring	**370**	13
(b)	Amortisation and impairment of trademarks and similar intangibles	**796**	804
(b)	Impairment of goodwill	**—**	72
(c)	Credit in respect of Romania's other taxes	**(2)**	(22)
(c)	Credit in respect of settlement of historical litigations with ITG brands	**(149)**	—
(c)	Other adjusting items (including Engle)	**171**	30
(c)	Charges in connection with disposal of subsidiaries	**12**	—
(d)	Credit in respect of the Canada Approved Plans	**(38)**	(575)
	Charges in connection with disposal of associate	**—**	3
	Total adjusting items included in profit from operations	**1,160**	325

(a) Restructuring and integration costs

To further support our transformation and underpin investment initiatives to drive long-term sustainable profit and cash flow growth, we are undertaking a structured time-bound programme (referred to as Fit2Win) to review processes and ways of working which will generate efficiencies and facilitate faster, more agile and effective decision making.

Having commenced in 2025, the programme is expected to complete in 2027 and includes a comprehensive review of our overhead optimisation opportunities, route to market and digitalisation in order to deliver more effective, data-driven digital ways of working. The programme has also undertaken a global bottom-up review of our manufacturing assets and machinery, which will facilitate an upgrade to more efficient, next generation technologies to support our ongoing transformation. Accordingly, we have recognised an additional one-off, non-cash expense/charge of £228 million in 2026. During H1 2026, the programme has also identified additional potential optimisation opportunities of £100 million by the end of 2028, with a further £100 million of costs expected to be incurred over the life of the programme.

Including the above, we now expect associated one-off costs of approximately £950 million (being non-cash items of £330 million and cash items of £620 million), with c.£840 million expected to be treated as adjusting items within adjusted profit from operations.

By 30 June 2026, total costs of £482 million have been incurred since the programme commenced in 2025, with £459 million treated as adjusting items within profit from operations, of which £370 million was recognised in the six months ended 30 June 2026.

25

Notes to the Unaudited Interim Financial Statements (continued) 3. Adjusting Items (continued) Adjusting items included in profit from operations (continued) (b) Amortisation and impairment of trademarks and similar intangibles (b)(i) Amortisation Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles, including those which are amortised over their expected useful lives, which do not exceed 30 years. The element of the total amortisation and impairment charge treated as an adjusting item was £796 million (30 June 2025: £804 million) and is included within depreciation, amortisation and impairment costs in the income statement. (b)(ii) Ongoing impairment review of trademarks and similar assets The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. In preparing the Half-Year Report for the six months ended 30 June 2026, the Group has assessed if any impairment indicators exist requiring a further detailed impairment assessment to be undertaken. In the U.S., no changes have occurred in the legislative environment, nor in the macro-economic environment, during the six months ended 30 June 2026 that present an indicator of a potential impairment for either Reynolds American goodwill or for the definite- or indefinite-lived brands. As part of the standard year-end impairment process, a detailed impairment review will be undertaken for all trademarks in line with IAS 36 Impairment of Assets. This will include the entire Reynolds American portfolio to ensure the book values remain supportable. (b)(iii) Impairment of goodwill In the six months ended 30 June 2026, no impairment trigger has been identified in respect of goodwill (including in respect of the U.S. and Canada), having recognised a goodwill impairment charge of £72 million in the six months ended 30 June 2025 in respect of the Peru cash-generating unit. (c) Other In the six months ended 30 June 2026, the Group incurred a net charge of £32 million (30 June 2025: £8 million) of other adjusting items. These included: – A credit of £149 million as the Group settled historical litigation with ITG Brands; – A net loss associated with the disposal of the business in Cuba of £12 million; – A credit of £2 million (30 June 2025: £22 million) in respect of the partial release of a provision recognised in December 2024 in relation to an excise assessment of activities undertaken in the Ploiesti factory in Romania; and – Other costs of £171 million (30 June 2025: £30 million), mainly related to foreign exchange reclassified from reserves to the income statement as a consequence of the cessation of a physical presence in certain countries. In the six months ended 30 June 2025, other costs mainly related to litigation costs including Engle progeny cases. (d) Changes in provision in relation to Canada Approved Plans The Group's estimated share of the undiscounted future liability in relation to the court-sanctioned plan of compromise and arrangement to resolve all Canadian tobacco litigation in relation to the Group and other parties (the Approved Plans) in Canada has not materially changed. The Group recognised a net credit of £38 million in the six months ended 30 June 2026 due to minor revisions to the assumptions, including the pre-tax discount rate decreasing from 3.86% at 31 December 2025 to 3.79% at 30 June 2026. This compares to a net credit of £575 million (in the six months ended 30 June 2025) mainly in respect of pricing and volume decline assumptions. Based on our current estimate, it is expected that payments in respect of our estimated share of the future liability will continue for at least 40 years. At 30 June 2026, net of translational FX movements, unwinding of discount and the above factors, the non-current provision for the future payments is £2,752 million (31 December 2025: £2,794 million). Within current trade and other payables, an amount of £83 million is due to be paid in the second half of 2026. Management uses judgement to determine the key assumptions used to calculate the present value of the provision. Changes to key assumptions can significantly impact the amount expected to be paid and the years over which payments are expected to be made. A combination of changes in several assumptions, including the future financial performance (excluding New Categories) of Imperial Tobacco Canada Limited's and Imperial Tobacco Company Limited's (together, ITCAN) and each of the other companies (JTI-MacDonald Corp (a subsidiary of Japan Tobacco International) and Rothmans, Benson & Hedges Inc. (a subsidiary of Philip Morris International Inc.)) and the performance of the combustibles industry as a whole, may materially impact the provision. Refer to note 4 for the unwinding of the discount in the six months ended 30 June 2026. Please refer to pages 319 to 320 of the Group's Annual Report and Accounts for the year ended 31 December 2025 and pages 162 to 163 of the 2025 Form 20-F for further information on the Approved Plans including the impact of possible changes to key assumptions. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 26

Notes to the Unaudited Interim Financial Statements (continued) 4. Net finance costs Net finance costs were a charge of £403 million, compared to a charge of £969 million in the same period in 2025. 2026 was impacted by a translational foreign exchange tailwind due to the relative movement of sterling of 1.4%. The Group considers that, following the judgment by the Supreme Court in the UK, the legal proceedings concerning the Franked Investment Income Group Litigation Order (FII GLO) has now reached its conclusion. Accordingly, an adjusting net credit to net finance costs of £315 million has been recognised in the six months ended 30 June 2026. This compares to a finance cost of £19 million in the six months to 30 June 2025. For further detail please refer to note 15. The performance in 2026 included a charge of £54 million (30 June 2025: £59 million) related to the unwinding of the discount in relation to the provision associated with the Approved Plans in Canada. The first six months of 2025 also included a charge of £10 million related to interest on unaffected claims settled post sanctioning of the Approved Plans. These charges were all treated as adjusting items. Also included in the first six months of 2026 is a net gain on monetary items in Venezuela of £139 million resulting from the application of hyperinflation accounting under IAS 29 Financial Reporting in Hyperinflationary Economies. This gain was treated as an adjusting item. The first six months of 2026 included a fair value loss of £nil (30 June 2025: £4 million) on embedded derivatives related to associates, a charge of £6 million (30 June 2025: £3 million) in relation to a tax case in Brazil, a credit of £2 million (30 June 2025: £nil) in respect of a tax provision in Indonesia and interest charges of £5 million (30 June 2025: £3 million) in respect of a tax provision in the Netherlands. These are treated as adjusting items. On an adjusted, constant currency basis, net finance costs were £806 million, a decrease of 7.5% (30 June 2025: £871 million). This was driven by: – Lower transactional foreign exchange losses arising from revaluation of locally held cash balances and dividend receivables, as well as fair value movements in respect of derivatives and investments; – Lower interest expense, principally driven by lower borrowings; and – Partially offset by lower interest income, driven by lower interest income in Canada due to reduced cash held, partially offset by increased interest income in Türkiye due to higher local deposits. The Group's average cost of debt, including foreign exchange losses and fair value movements, was 4.9% (compared to 5.1% at 30 June 2025). Also in 2026, in line with IAS 33 Earnings Per Share, £28 million (30 June 2025: £22 million), net of tax, has been recognised as a deduction to EPS related to the perpetual hybrid bonds. In 2021, the Company issued two €1 billion aggregate principal amount perpetual hybrid bonds. During 2025, the Group repurchased €1 billion aggregate principal amount of perpetual hybrid bonds and issued a further €1.2 billion aggregate principal amount of perpetual hybrid bonds. The coupons paid on such instruments are recognised in equity rather than as a charge to the income statement in net finance costs. For a full reconciliation of net finance costs to adjusted net finance costs at constant rates, see page 52. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 29. 5. Results of associates and joint ventures In the six months to 30 June, the Group’s share of post-tax results of associates and joint ventures decreased from £1,474 million in 2025 to £189 million in 2026. The decrease was largely due to the following adjusting gains, recognised in the six months ended 30 June 2025 and which did not repeat: – a provisional gain of £904 million (net of tax) following the disposal of 313,000,000 ordinary shares in the Group's interest in its associate ITC Ltd (ITC) in India; and – £333 million (net of tax) related to the demerger of ITC's hotel business (ITC Hotels). Following a partial sale of the Group's holding in ITC Hotels in the second half of 2025, the Group now holds a direct stake of 6.3% in ITC Hotels, presented as a non- current investment on the balance sheet and held at fair value. During the period, a deemed gain of £1 million (30 June 2025: £3 million) was recognised as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. As a result, the Group's shareholding in ITC has decreased from 22.91% (31 December 2025) to 22.90%. In February 2026, Organigram announced the acquisition of Sanity Group GmbH (Sanity). As previously disclosed, prior to the acquisition; – the Group's ownership of Organigram was 36.77%, with voting rights restricted to 30%; and – the Group ownership of Sanity was 16.32%. Under the terms of the acquisition, the Group sold its holding in Sanity in exchange for shares in Organigram; in addition, the Group subscribed to 12% of the issued and outstanding share capital in Organigram for £35 million (CAD$65 million). Post acquisition, the Group retains no continuing involvement in Sanity other than through its investment in Organigram. Further, at 30 June 2026, the Group's shareholding in Organigram was 48.7% and may change, subject to certain earnout provisions in relation to Organigram's acquisition of Sanity. However, there was no change to the Group's voting rights which remain restricted to 30%. In May 2026, the Group completed the conversion of a loan to Charlotte’s Web Holdings into ordinary shares, concurrently making an additional equity investment of £7 million (US$10 million). Excluding the impact of translational foreign exchange and the adjusting items in the six months ended 30 June 2025, on an adjusted constant currency basis, the Group’s share of post-tax results from associates and joint ventures was lower than in the first half of 2025, down 8.9% to £211 million, partly as a result of the reduction in the Group's shareholding in ITC. For a full reconciliation of the Group's share of post-tax results of associates and joint ventures to adjusted share of post-tax results of associates and joint ventures, at constant rates of exchange, see page 52. For the impact on the calculation of adjusted earnings per share, see page 29. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 27

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

6. Taxation

The tax rate in the income statement was a charge of 20.3% for the six months to 30 June 2026 (30 June 2025: 18.1%). The Group's tax rate is affected by the impact of the adjusting items referred to on pages 25 to 27 and by the inclusion of the share of associates and joint ventures post-tax profit in the Group's pre-tax results.

Adjusting items in the six months ended 30 June 2026 included £100 million (30 June 2025: £66 million) mainly reflecting the recognition of a tax credit in respect of the FII GLO litigation (described further on page 36 below) which, following the judgment by the Supreme Court in the UK, the Group considers to have reached a conclusion. The adjusting items in 2025 mainly reflect the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in applicable U.S. state tax rates and apportionment factors.

The adjusting tax item also includes £179 million (30 June 2025: £29 million) in respect of the taxation on other adjusting items, which are described on pages 25 to 26.

As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 29.

Excluding these, the Group's underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 29 was 23.8% for the six months to 30 June 2026 (30 June 2025: 24.4%). The reduction in the Group's underlying tax rate for subsidiaries is primarily driven by changes in the mix of profits and movements associated with prior periods (including tax audit outcomes and the net impact of Pillar 2 filings for FY 2024).

A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 53.

The Group has applied the mandatory exemption to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in accordance with IAS 12 *Income Taxes*.

7. Earnings per share

Basic earnings per share were down 28.6% to 146.1p (30 June 2025: 204.6p) due to lower profit from operations and items that benefitted the prior year and did not repeat, notably a gain of £333 million in respect of the demerger of the hotels division of the Group's Indian associate ITC and a provisional gain that arose on the partial sale of the Group's investment in ITC in 2025 of £904 million. However, in 2026, the Group recognised an adjusting credit to net finance costs of £315 million and an adjusting credit to taxation of £95 million related to the FII GLO litigation following further judgments by the Supreme Court in the UK, as discussed on page 36.

Basic earnings per share were positively impacted by the reduction in the number of shares due to the cumulative effect of the 2025 and 2026 share buy-back programmes, with 14,609,571 ordinary shares repurchased and cancelled in the period ended 30 June 2026.

Before adjusting items, the impact of translational foreign exchange and including the dilutive effect of employee share schemes, adjusted diluted earnings per share, at constant rates, were up 5.9% to 171.6p (30 June 2025: 162.0p).

For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share at constant rates, see page 54.

Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period. In 2026, this was £28 million (30 June 2025: £22 million), net of tax.

	Six months ended 30 June	
	2026	2025
	£m	£m
Earnings attributable to owners of the parent	**3,190**	4,512
Coupon on perpetual hybrid bonds	**(38)**	(29)
Tax on coupon on perpetual hybrid bonds	**10**	7
Earnings	**3,162**	4,490

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Earnings per share calculations are based upon the following :

		Reported		Adjusted		Headline	
		Basic	Diluted	Basic	Diluted	Basic	Diluted
Six months to 30 June 2026							
– Earnings	**£m**	**3,162**	**3,162**	**3,650**	**3,650**	**3,436**	**3,436**
– Shares	**m**	**2,165**	**2,176**	**2,165**	**2,176**	**2,165**	**2,176**
– Per share	**p**	**146.1**	**145.3**	**168.6**	**167.7**	**158.7**	**157.9**
Six months to 30 June 2025							
– Earnings	£m	4,490	4,490	3,573	3,573	3,698	3,698
– Shares	m	2,194	2,205	2,194	2,205	2,194	2,205
– Per share	p	204.6	203.6	162.9	162.0	168.5	167.7

28

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

7. Earnings per share (continued)

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 25 to 26):

Items presented below are net of tax and non-controlling interests, when applicable.

	Six months ended 30 June	
	2026	2025
	pence	pence
Diluted earnings per share	**145.3**	203.6
Effect of adjusting items in depreciation, amortisation and impairment	**28.4**	31.4
Effect of adjusting items in operating expenses	**1.1**	(18.8)
Effect of restructuring costs	**12.7**	0.2
Effect of adjusting net finance costs	**(15.2)**	3.4
Effect of associates' adjusting items net of tax	**—**	(56.3)
Capital gains tax and deferred tax associated with the partial divestment of shares held in ITC and hotels business demerger	**—**	1.6
Effect of adjusting items in taxation	**(4.6)**	(3.1)
Adjusted diluted earnings per share	**167.7**	162.0
Impact of translational foreign exchange	**3.9**	—
Adjusted diluted earnings per share translated at 2025 exchange rates	**171.6**	162.0
Impact of Canada adjustment[1] translated at 2025 exchange rates	**(3.8)**	(6.5)
Adjusted diluted earnings per share translated at 2025 exchange rates as adjusted for Canada[1]	**167.8**	155.5

1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2023 'Headline Earnings' as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	Six months ended 30 June	
	2026	2025
	pence	pence
Diluted earnings per share	**145.3**	203.6
Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax)	**8.0**	3.0
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax)	**(1.9)**	(0.8)
Effect of losses on disposal of businesses, non-current investments and brands (net of tax)	**0.6**	—
Effect of foreign exchange reclassification from reserves to the income statement	**5.9**	—
Issue of shares and change in shareholding of an associate	**—**	(0.1)
Gain on partial disposal of an associate and associated capital gains tax, including foreign exchange reclassified	**—**	(38.0)
Diluted headline earnings per share	**157.9**	167.7

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	Six months ended 30 June	
	2026	2025
	£m	£m
Earnings	**3,162**	4,490
Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax)	**173**	68
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax)	**(40)**	(17)
Effect of losses on disposal of businesses, non-current investments and brands (net of tax)	**12**	—
Effect of foreign exchange reclassification from reserves to the income statement	**130**	—
Issue of shares and change in shareholding of an associate	**(1)**	(2)
Gain on partial disposal of an associate and associated capital gains tax, including foreign exchange reclassified	**—**	(841)
Headline earnings	**3,436**	3,698

29

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

8. Cash Flow

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 22 includes the following items:

	Six months ended 30 June	
	2026	2025
	£m	£m
Profit for the period	**3,228**	4,565
Taxation on ordinary activities	**824**	1,009
Share of post-tax results of associates and joint ventures	**(189)**	(1,474)
Net finance costs	**403**	969
Profit from operations	**4,266**	5,069
Adjustments for:		
– depreciation, amortisation and impairment costs	**1,364**	1,192
– increase in inventories	**(448)**	(696)
– increase in trade and other receivables	**(102)**	(1)
– decrease in Master Settlement Agreement payable	**(571)**	(633)
– decrease in trade and other payables	**(160)**	(565)
– decrease in retirement benefit liabilities	**(15)**	(27)
– decrease in other provisions for liabilities	**(70)**	(634)
– other non-cash items	**223**	12
Cash generated from operating activities	**4,487**	3,717
Dividends received from associates	**139**	168
Tax paid	**(1,224)**	(1,576)
Net cash generated from operating activities	**3,402**	2,309

Net cash generated from operating activities increased by £1,093 million. This was largely due to:

- lower payments in respect of the Franked Investment Income Group Litigation Order (FII GLO) of £111 million (of which £44 million was in respect of the principal, impacting net cash generated from operating activities, and £67 million was in respect of interest paid) compared to £368 million in the first six months of 2025, discussed on page 36;
- lower tax paid as the first six months of 2025 included the net impact of the tax deferrals in the U.S. of £491 million (US$624 million) which did not repeat. Tax payments in the U.S. of £700 million (US$895 million) were deferred from 2024 to 2025, partly offset by deferral of £209 million (US$271 million) from the first half of 2025 to the second half of 2025; and
- the receipt, in the first six months of 2026, of £149 million (US$200 million) from ITG Brands, LLC (ITG) in settlement of a dispute with respect to the liability arising under the Florida State Settlement Agreement, specifically regarding the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in 2015. Please refer to page 354 of the Group's Annual Report and Accounts for the year ended 31 December 2025 and pages 191 and 192 of the 2025 Form 20-F.

Also included within net cash generated from operating activities were litigation receipt of £2 million (30 June 2025: payment of £42 million) which included, in both 2026 and 2025, payments in respect of Engle progeny cases (see page 35 for further details).

Expenditure on research and development was approximately £188 million for the six months to 30 June 2026 (30 June 2025: £174 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

The Group's customer factoring arrangements and supplier financing arrangements were disclosed on pages 302 and 320 to 321, respectively, in the 2025 Annual Report and Accounts and pages 148 and 164 in the 2025 Form 20-F for the year ended 31 December 2025. There have been no material changes in these underlying arrangements.

At 30 June 2026, the total amount factored under customer factoring arrangements was £667 million (30 June 2025: £674 million). In addition, where the Group acts as a collection agent for the banks and other financial institutions, the cash collected that has not yet been remitted amounted to £132 million (30 June 2025: £122 million).

Net cash from investing activities

Net cash from investing activities was an outflow of £300 million, a decline of £1,312 million from the same period last year when it was an inflow of £1,012 million. The decline was largely due to:

- the partial monetisation of our investment in ITC in 2025 (30 June 2026: £nil; 30 June 2025: £1,052 million); and
- a lower net inflow of £10 million (compared to a net inflow of £14 million in the six months ended 30 June 2025) from short-term investment products, including treasury bills.

Purchases of property, plant and equipment were higher than in 2025, at £134 million (30 June 2025: £103 million).

Included within investing activities is gross capital expenditure. This includes the investment in the Group's global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2026, the Group invested £163 million, an increase of 16.4% on the prior year (30 June 2025: £140 million). The Group expects its gross capital expenditure in 2026 to be approximately £750 million mainly related to the ongoing investment in the Group's operational infrastructure, including the expansion of our New Categories portfolio and enhancements to our Modern Oral capacity.

30

Notes to the Unaudited Interim Financial Statements (continued) 8. Cash Flow (continued) Net cash used in financing activities Net cash used in financing activities was an outflow of £4,663 million in 2026 (30 June 2025: £4,117 million outflow). The total outflow includes: – The payment of the dividend of £2,634 million (30 June 2025: £2,609 million); – Interest paid in the period of £905 million (30 June 2025: £879 million), with the increase driven by the payment of interest in respect of FII GLO (£67 million), partly offset by lower interest payments in line with a reduction in gross borrowing and a lower average cost of debt of 4.9% (compared to 5.1% at 30 June 2025); – A net outflow from the issuance and repayment of borrowings in 2026 of £151 million (30 June 2025: £505 million net inflow); – An outflow of £39 million related to derivatives (30 June 2025: outflow of £445 million); and – An outflow of £649 million (30 June 2025: £450 million) in respect of the share buy-back programme. 9. Supplier Financing Arrangements The Group has certain supplier financing arrangements or ‘reverse factoring’ arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a bank or other financial institution prior to their due date. Management has determined that the Group’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Group’s perspective, remain unaltered, with only the ultimate payee being changed. Non-cash movements were immaterial. The cash outflows in respect of these arrangements have been recognised within operating cash flows. As at 30 June As at 31 December 2026 2025 2025 £m £m £m Supplier Financing Arrangements Total Amounts available for financing reported within trade payables 129 115 296 Amounts accepted by financial institutions for early financing 123 100 287 Amounts for which suppliers have received payment 90 80 274 Analysed as: Leaf payables Amounts available for financing reported within trade payables 3 — 188 Amounts accepted by financial institution for early financing 2 — 182 Amounts for which suppliers have received payment 2 — 180 Other payables Amounts available for financing reported within trade payables 126 115 108 Amounts accepted by financial institution for early financing 121 100 105 Amounts for which suppliers have received payment 88 80 94 There has been no significant change in the supplier due dates that were disclosed in note 25 on page 321 in the Annual Report and Accounts for the year ended 31 December 2025 and page 164 in the 2025 Form 20-F. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 31

Notes to the Unaudited Interim Financial Statements (continued) 10. Liquidity The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury function. The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period. As at 30 June 2026, the average centrally managed debt maturity of bonds was 9.3 years (30 June 2025: 10.0 years; 31 December 2025: 9.5 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 15.1% (30 June 2025: 15.3%; 31 December 2025: 15.1%). The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s, S&P and Fitch at Baa1 (stable outlook), BBB+ (stable outlook) and A- (stable outlook), respectively, with a medium-term target of Baa1, BBB+ and BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to continue to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating. In order to manage its interest rate risk, the Group maintains both floating and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 30 June 2026, the relevant ratio of floating to fixed rate borrowings after the impact of derivatives was 25:75 (30 June 2025: 26:74; 31 December 2025: 24:76). Excluding cash and other liquid assets in Canada, which are subject to restrictions associated with the Approved Plans in Canada, the ratio of floating to fixed rate borrowings was 20:80 (30 June 2025: 20:80; 31 December 2025: 14:86). Available facilities It is Group policy that short-term sources of funds (including drawings under both the US$4 billion U.S. commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 30 June 2026, commercial paper of £157 million was outstanding (30 June 2025: £700 million; 31 December 2025: £nil). Cash flows relating to commercial paper issuances with maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement. At 30 June 2026, the Group had access to a £5.0 billion revolving credit facility. This revolving credit facility was undrawn at 30 June 2026. In November 2025, the Group refinanced its existing £5.2 billion facility at the reduced amount of £5.0 billion comprising (i) a £2.5 billion 364-day tranche with two one-year extension options and a one-year term-out option and (ii) a £2.5 billion five-year tranche with two one-year extension options. During the first six months of 2026, the Group refinanced or extended short-term bilateral facilities. These facilities totalled £2.3 billion as at 30 June 2026, targeting to maintain £2.4 billion in the current financing cycle. As at 30 June 2026, £415 million was drawn on a short-term basis with £1.9 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement. In January 2025, the Group entered into a medium-term facility of £475 million (equivalent), which was fully drawn as at 30 June 2026. Issuance, drawdowns and repayments in the period – In March 2026, the Group repaid a US$1.5 billion bond at maturity; and – In May 2026, the Group accessed the Euro market under its EMTN Programme, raising a total of €500 million. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 32

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

11. Fair value measurements and valuation processes

The Group held certain financial instruments at fair value at 30 June 2026. The definitions and valuation techniques employed for these as at 30 June 2026 are consistent with those used at 31 December 2025 and disclosed in Note 26 on pages 322 to 326 of the Group's Annual Report and Accounts for the year ended 31 December 2025 and pages 165 to 169 of the 2025 Form 20-F:

- Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.
- Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group's level 2 financial instruments include OTC derivatives.
- The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. The Group's level 3 financial instruments primarily consist of an equity investment in an unquoted entity, interest free loans and other treasury products which are valued using the discounted cash flows of estimated future cash flows.

While the carrying values of assets and liabilities at fair value have changed since 31 December 2025, the Group does not consider the movements in value to be significant, and the categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 *Financial Instruments* has not materially changed. The values of level 1 assets and level 3 assets are £203 million and £75 million, respectively, at 30 June 2026 (30 June 2025: £1,069 million and £157 million, respectively, and 31 December 2025: £211 million and £138 million, respectively).

As disclosed in the Group's Annual Report and Accounts for the year ended 31 December 2025 and the 2025 Form 20-F, in the second half of 2025, the Group sold part of its investment in ITC Hotels and liquidated a significant portion of assets held by its Canadian business as part of exiting CCAA protection.

Level 2 assets and liabilities are shown below.

	As at 30 June		As at 31 December
	2026	2025	2025
	£m	£m	£m
Assets at fair value			
Derivatives relating to			
– interest rate swaps	**18**	59	44
– cross-currency swaps	**93**	110	105
– forward foreign currency contracts	**128**	274	148
Assets at fair value	**239**	443	297
Liabilities at fair value			
Derivatives relating to			
– interest rate swaps	**129**	117	92
– cross-currency swaps	**7**	14	5
– forward foreign currency contracts	**101**	207	118
Liabilities at fair value	**237**	338	215

Borrowings are carried at amortised cost. The fair value of borrowings is estimated to be £33,503 million (30 June 2025: £33,495 million; 31 December 2025: £33,717 million). The value of other assets and liabilities held at amortised cost are not materially different from their fair values.

12. Retirement benefit schemes

The Group's subsidiary undertakings operate various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution schemes in various jurisdictions, with its most significant arrangements in both years being in the U.S., Canada, Germany, Switzerland and the Netherlands.

A buy-out process in respect of the British American Tobacco UK Pension Fund was concluded on 23 April 2026, when the liabilities of the Fund were formally extinguished, resulting in the derecognition of £1,766 million of retirement benefit scheme liabilities and an equivalent amount of scheme assets.

Benefits provided through defined contribution schemes are charged as an expense as payments fall due.

The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years. The overall net asset for all pension and healthcare schemes in Group subsidiaries amounted to £132 million at 30 June 2026, compared to a net asset of £79 million at 31 December 2025 (30 June 2025: £72 million).

33

Notes to the Unaudited Interim Financial Statements (continued) 13. Contingent liabilities and financial commitments The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below, are further described in Note 31 to the 2025 Annual Report and Accounts and the 2025 Form 20-F and will be included in the 2026 Annual Report and Accounts and the annual report for the year ended 31 December 2026 on Form 20-F (the "2026 Form 20-F"). The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition. Taxes The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense. There are disputes that are in or may proceed to litigation in a number of countries, including Brazil, the Netherlands, Indonesia and Romania. In the Netherlands, the Group has agreed with the Dutch Tax Authorities to provide a bank guarantee from 1 July 2026 for an initial amount of £105 million increasing annually over a five-year period up to £488 million, being the liability including interest arising from the September 2025 Court of Appeal judgment (as discussed on page 351 of the 2025 Annual Report and Accounts and page 189 of the 2025 Form 20-F). In June 2026, British-American Tobacco (Romania) Investment S.R.L.’s appeal against the negative decision of the administrative court in respect of the findings of the excise audit was stayed by the Ploiesti Court of Appeal until the final resolution of the legal challenge against the underlying procedural excise framework. Group litigation Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant. While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation. Canada Following the release of the March 2019 Quebec class action judgment and the commencement of provincial healthcare recoupment actions and related tobacco litigation in Canada, JTI-MacDonald Corp, Imperial Tobacco Canada Limited (Imperial), Imperial Tobacco Company Limited (together with Imperial, ITCAN) and Rothmans, Benson & Hedges Inc. each filed for creditor protection under the Companies’ Creditors Arrangement Act (CCAA), resulting in court-ordered stays of all Canadian tobacco litigation, including litigation against: (i) ITCAN, British American Tobacco p.l.c. (the Company), British American Tobacco (Investments) Limited, B.A.T. Industries p.l.c. and Carreras Rothmans Limited; and (ii) R. J. Reynolds Tobacco Company (RJRT) and R.J. Reynolds Tobacco International Inc. (which benefit from an indemnification by Japan Tobacco International (JTI) for all liabilities and obligations arising in respect of the Canadian recoupment actions). In March 2025, the Ontario Superior Court sanctioned comprehensive settlement plans, which were implemented in August 2025 and resolved all outstanding Canadian tobacco litigation against the defendants named above, providing full releases to the relevant BAT Group companies in respect of historical tobacco-related claims in Canada. Under the settlement, participating manufacturers are required to make ongoing payments over time based on a percentage (initially 85%, reducing over time to 70%) of net income after tax based on amounts generated from all sources, excluding New Categories, until they settle the liability (CAD$32.5 billion (approximately £17.3 billion)) in full. The Group has recognised a provision reflecting management's best estimate of ITCAN's obligations under the settlement arrangements. All underlying tobacco litigation is now closed. Further information on the Canadian litigation is provided in Note 31 to the Group’s Annual Report and Accounts for the year ended 31 December 2025, pages 342 to 344, and the 2025 Form 20-F, page 182. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 34

Notes to the Unaudited Interim Financial Statements (continued) 13. Contingent liabilities and financial commitments (continued) U.S. - Engle As at 30 June 2026, the Group’s subsidiaries, RJRT, Lorillard Tobacco Company (Lorillard Tobacco) and Brown & Williamson Holdings, Inc., had collectively been served in 21 pending Engle progeny cases filed on behalf of approximately 31 individual plaintiffs. Many of these are in active discovery or nearing trial. In the first half of 2026, RJRT or Lorillard Tobacco paid judgments in one Engle progeny case. Such payment amounted to approximately US$675,000 (approximately £499,537) in compensatory or punitive damages. Additional costs were paid in respect of attorneys' fees and statutory interest. In addition, from 1 January 2024 to 30 June 2026, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco for US$19.6 million (approximately £14.5 million) in compensatory damages (as adjusted) and US$26.4 million (approximately £19.5 million) in punitive damages. A majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £148.0 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group’s subsidiaries will likely be required to bond and pay additional judgments as the litigation proceeds. Kalamazoo Georgia-Pacific, a designated Potentially Responsible Party (PRP) in respect of the Kalamazoo River in Michigan, pursued NCR Corporation in relation to remediation costs caused by PCBs released into that river. On 26 September 2013, the United States District Court, Michigan held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Following further litigation, on 11 December 2019, NCR announced that it had entered into a Consent Decree with the U.S. Government and the State of Michigan (subsequently approved by the Michigan Court on 2 December 2020), pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £181.3 million). The Consent Decree also provides for the payment by NCR of an outstanding judgment against it of approximately US$20 million (approximately £14.8 million) to Georgia-Pacific. The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It seems likely to well exceed the amounts payable on the face of the Consent Decree. On 10 February 2023, NCR filed a complaint in the United States District Court for the Southern District of New York against B.A.T. Industries P.L.C. (Industries), seeking a declaration that Industries must compensate NCR for 60% of costs NCR incurred and incurs relating to the Kalamazoo River site on the asserted basis that the Kalamazoo River constitutes a ‘Future Site’ for the purposes of a 1998 Settlement Agreement between it, Appvion and Industries. On 23 June 2023, Industries filed its defence and counterclaims in the proceedings. On 2 October 2023, NCR filed a motion for declaratory judgment on its complaint and to strike out Industries’ affirmative defences and counterclaims. Industries filed its reply to this motion. On 14 September 2024, the court issued a judgment in respect of the motion, striking out one of Industries’ eight affirmative defences and dismissing three of Industries’ five counterclaims against NCR's complaint. The proceedings are ongoing. Nahadi Litigation On 29 January 2026, a claim was filed in the U.S. District Court for the Eastern District of Virginia against the Company and British-American Tobacco Marketing (Singapore) Private Limited (BATMS). The claimants are 196 U.S. nationals and family members who claim unquantified civil damages under the U.S. Anti-Terrorism Act. The substance of the allegations relate to matters previously disclosed in relation to historical business activities in the Democratic People’s Republic of Korea which resulted in the Company’s April 2023 entry into a three-year deferred prosecution agreement (DPA) with the U.S. Department of Justice (DOJ), with BATMS pleading guilty to the same charges, and a civil settlement agreement with the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC). At a hearing on 24 July 2026, the Court granted the defendants’ motion to dismiss the claim, which the claimants have appealed. UK Securities On 26 June 2026, a claim issued in the High Court of England and Wales under Sections 90 and 90A of the UK’s Financial Services and Markets Act 2000 was served on the Company. The claim relates to the previously disclosed investigations by the DOJ and OFAC into the group’s historical business activities in the Democratic People’s Republic of Korea. The claim is brought by current and former shareholders in the Company and names the Company as defendant. The claim alleges that the Company made untrue or misleading statements in its published information and/or dishonestly omitted or delayed publication of certain information regarding the group’s activities in the Democratic People’s Republic of Korea. The Company intends to vigorously defend the claim. Investigations On 25 April 2023, the Group announced that it had reached agreement with DOJ and OFAC to resolve previously disclosed investigations into suspicions of breaches of sanctions relating to the Democratic People’s Republic of Korea between 2007 and 2017. On 11 May 2026, DOJ filed a motion to dismiss the legal proceedings against the Company, noting that the Company fully complied with the terms of the three-year DPA, and the court entered an order dismissing the proceedings with prejudice the same day. The three-year probationary period imposed by the court on a BAT subsidiary in Singapore, BATMS, in connection with the subsidiary’s entry of a guilty plea in the same proceedings has also now expired. The Company’s compliance commitments under the civil settlement with OFAC remain in place until 2028. The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, at Group companies. Some of these allegations are currently being investigated, including by OFAC, which is investigating suspicions of breaches of sanctions. The Group cooperates with the authorities, where appropriate. There are instances where the Group investigates or where Group companies are cooperating with relevant national competition authorities in relation to competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in Belgium and Brazil. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 35

Notes to the Unaudited Interim Financial Statements (continued) 13. Contingent liabilities and financial commitments (continued) Investigations (continued) In addition, the Group is, and may in the future be, subject to investigations or legal proceedings in relation to, among other things, its marketing, promotion or distribution activities in respect of its products. This includes, but is not limited to, allegations that such activities, whether undertaken through traditional channels, digital platforms, third parties, or distribution applications, do not comply with applicable laws or regulations. As such, the Group or Group companies, could be subject to liability and costs associated with any damages, fines, or penalties brought in connection with these allegations. Group litigation summary Having regard to all these matters, with the exception of Canada and Fox River, the Group does not consider it appropriate to make any provision or accrual in respect of any pending litigation or governmental investigation. The Group does not believe that the ultimate outcome of any pending litigation or governmental investigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group. In addition, the Group accrues for damages, attorneys' fees and/or statutory interest, including in respect of certain Engle Progeny cases and certain U.S. individual smoking and health cases. Full details of any litigation and governmental investigation against Group companies and tax disputes as at 30 June 2026 will be included in the Annual Report and Accounts for the year ended 31 December 2026 and the 2026 Form 20-F. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments to date in 2026 that would impact the financial position of the Group. 14. Franked investment income litigation order The Group has been the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the FII GLO. There were 11 corporate groups in the FII GLO as at 30 June 2026. The case concerned the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. Following a number of hearings (on limitation and computation) by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice over a number of years, which reduced the value of the Group’s claim to approximately £0.3 billion, mainly as the result of the application of simple interest, in January 2026 the Supreme Court refused HMRC permission to appeal the Court of Appeal's judgment on limitation. In February 2026, the Supreme Court decided to grant permission to appeal on the computational issue on another test case. However, the Group considers that the computational issue should not impact BAT’s claim and considers that the litigation has now reached its conclusion. During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC were made without any admission of liability and were subject to refund if HMRC succeeded on appeal. Due to the uncertainty of the amounts and eventual outcome the Group did not recognise any impact in the income statement in prior periods in respect of the receipt (being net £0.9 billion) which was held within trade and other payables. The Group made interim payments to HMRC of £479 million in 2025 and annual payments of £50 million in each of 2024, 2023 and 2022. In 2026, the Group will repay £222 million (of which £111 million was paid in the first six months of 2026). A final payment of £43 million will be paid in 2027. However, as the Group considers that, following the judgment by the Supreme Court in the UK, the litigation has now reached its conclusion, an adjusting tax credit of £95 million and an adjusting credit to net finance costs of £315 million has been recognised in the six months ended 30 June 2026. With respect to the remaining amounts repayable to HMRC, in the six months ended 30 June 2026, the Group recognised an adjusting interest charge of £0.3 million (30 June 2025: £19 million). Information for FII GLO for 2025 was disclosed on pages 278 and 279 of the Annual Report and Accounts for the year ended 31 December 2025 and page 126 of the 2025 Form 20-F. 15. Related party disclosures The Group’s related party transactions and relationships for 2025 were disclosed on pages 332 and 333 of the Annual Report and Accounts for the year ended 31 December 2025 and pages 173 to 175 of the 2025 Form 20-F. In addition, information on Charlotte's Web was disclosed on page 293 of the Annual Report and Accounts for the year ended 31 December 2025 and page 140 of the 2025 Form 20-F. In the six months ended 30 June 2026, apart from the disposal of Brascuba (as disclosed on page 328 of the Annual Report and Accounts for the year ended 31 December 2025 and page 170 of the 2025 Form 20-F, and page 26 of this Half Year Report), the sale of Sanity to Organigram (discussed on page 27) and the investment in and collaboration with Organigram and the conversion of the Group’s loan to Charlotte’s Web Holdings into ordinary shares (see page 27), there were no material changes in related parties or related party transactions to be reported. In the six months ended 30 June 2025, apart from the partial sale of the Group's investment in ITC, the demerger of ITC's hotel business (see page 27) and the investment in and collaboration with Organigram, there were no material changes in related parties or related party transactions to be reported. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 36

Other Information Summarised financial information The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared in accordance with Section 3-10 of Regulation S-X in respect of the guarantees of: – US$6.89 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds American, including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds); – US$10.12 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on 17 July 2019, US$8.80 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on 1 July 2022 and US$750 million of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on 1 July 2025 pursuant to which BATCAP, BATIF or the Company may issue an indefinite amount of debt securities; and – US$1.00 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on 17 July 2019, and US$1.00 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on 1 July 2022 pursuant to which BATCAP, BATIF or the Company may issue an indefinite amount of debt securities. As of 28 July 2020, all relevant Group entities suspended their reporting obligations with respect to the US$4.65 billion (30 June 2025 and 31 December 2025: US$4.65 billion) of RAI unsecured notes and US$22.12 million (30 June 2025 and 31 December 2025: US$22.12 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities. The SEC Shelf registration was renewed in July 2025 and is valid for three years. As described below, Reynolds American Inc. (Reynolds American/RAI) is a subsidiary guarantor of all outstanding series of BATCAP and BATIF bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including Reynolds American) other than BATCAP or BATIF, as applicable, BATNF and BATHTN (as defined below), will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, Reynolds American’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which Reynolds American is an obligor, does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT's most recent publicly released interim or annual consolidated financial statements. Reynolds American’s guarantee may be released notwithstanding Reynolds American guaranteeing other indebtedness, provided Reynolds American’s guarantee of outstanding notes issued under the EMTN Programme is released. If Reynolds American’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities. Note: The following summarised financial information reports the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the U.S. business or RAI (and/or RAI and its subsidiaries (collectively, the Reynolds Group)) are prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial information of the U.S. business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the U.S. business or RAI (and/or the Reynolds Group), it is provided as an explanation of the U.S. business’s or RAI’s (and/or the Reynolds Group’s) primary U.S. GAAP-based financial statements and information. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 37

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Information (continued)

Summarised financial information (continued)

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:

a. British American Tobacco p.l.c. (as the parent guarantor), referred to as 'BAT p.l.c.' in the financials below;

b. B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as 'BATCAP' in the financials below;

c. B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as 'BATIF' in the financials below;

d. B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as 'BATNF' in the financials below;

e. Reynolds American Inc. (as a subsidiary guarantor), referred to as 'RAI' in the financials below; and

f. British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2017 Bonds only), referred to as 'BATHTN' in the financials below.

In accordance with Section 13-01 of Regulation S-X, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. The 'BATHTN' column in the summarised financial information is only applicable in the context of the 2017 Bonds. British American Tobacco Holdings (The Netherlands) B.V. ('BATHTN') is not an issuer nor a guarantor of any of the other securities referenced in this note. None of the issuers or other guarantors has material balances with or an investment in BATHTN. Investments in subsidiaries represent share capital acquired in relation to or issued by subsidiary undertakings.

In the case of debt securities that may be issued by BAT p.l.c., BATCAP or BATIF under an indenture to be entered into (the '2022 Indenture') and referred to in the registration statement in Form F-3 (Registration No. 333-288488), one or more of BATCAP, BATIF, BATNF and RAI may guarantee such debt securities to the extent specified in the applicable supplemental indenture to the 2022 Indenture. In addition, BAT p.l.c. will be a parent guarantor in respect of any debt securities issued by BATCAP or BATIF under the 2022 Indenture.

Six months ended 30 June 2026	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Income Statement						
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	**(5)**	—	—	—	**3**	—
Dividend income	—	—	—	—	**3,777**	—
Net finance income/(costs)	**247**	**(7)**	**(29)**	—	**(274)**	**(5)**
Profit/(loss) before taxation	**242**	**(7)**	**(29)**	—	**3,506**	**(5)**
Taxation on ordinary activities	**(22)**	—	**3**	—	**62**	**1**
Profit/(loss) for the period	**220**	**(7)**	**(26)**	—	**3,568**	**(4)**
Intercompany transactions - Income Statement						
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	**(5)**	—	—	—	**14**	—
Transactions with non-issuer/non-guarantor subsidiaries net finance income	**160**	**403**	**184**	—	**10**	—
Dividend income from non-issuer/non-guarantor subsidiaries	—	—	—	—	**3,777**	—

Six months ended 30 June 2025	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Income Statement						
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(11)	(1)	3	—	—	2
Dividend income	—	—	1	—	3,441	—
Net finance income/(costs)	249	(22)	128	—	(289)	(2)
Profit/(loss) before taxation	238	(23)	132	—	3,152	—
Taxation on ordinary activities	—	6	2	—	67	1
Profit/(loss) for the period	238	(17)	134	—	3,219	1
Intercompany transactions - Income Statement						
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(12)	—	—	—	17	—
Transactions with non-issuer/non-guarantor subsidiaries net finance income	170	394	442	—	11	—
Dividend income from non-issuer/non-guarantor subsidiaries	—	—	—	—	3,441	—

38

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Information (continued)

Summarised financial information (continued)

As at 30 June 2026	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Balance Sheet						
Non-current assets	**2,126**	**20,530**	**1,145**	**1,417**	**11**	**1**
Current assets	**7,956**	**25,584**	**48,944**	**20**	**1,181**	**7**
Non-current liabilities	**—**	**18,896**	**9,856**	**1,417**	**8,613**	**4**
Non-current borrowings	**—**	**18,790**	**9,680**	**1,417**	**8,569**	**—**
Other non-current liabilities	**—**	**106**	**176**	**—**	**44**	**4**
Current liabilities	**1,656**	**27,206**	**36,060**	**19**	**1,734**	**283**
Current borrowings	**1,601**	**27,158**	**35,875**	**19**	**315**	**—**
Other current liabilities	**55**	**48**	**185**	**—**	**1,419**	**283**
Intercompany transactions - Balance Sheet						
Amounts due from non-issuer/non-guarantor subsidiaries	**7,856**	**15,355**	**52,099**	**—**	**1,153**	**11**
Amounts due to non-issuer/non-guarantor subsidiaries	**2**	**2,037**	**37,392**	**—**	**1**	**3**
Investment in subsidiaries (that are not issuers or guarantors)	**27,234**	**—**	**718**	**—**	**24,212**	**1,528**

As at 31 December 2025	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Balance Sheet						
Non-current assets	1,076	19,255	2,184	1,436	12	1
Current assets	12,062	23,153	47,989	50	1,364	7
Non-current liabilities	1,575	18,908	9,469	1,436	8,618	3
Non-current borrowings	1,571	18,813	9,295	1,436	8,572	—
Other non-current liabilities	4	95	174	—	46	3
Current liabilities	65	23,502	36,502	49	1,647	283
Current borrowings	32	23,471	36,261	49	195	1
Other current liabilities	33	31	241	—	1,452	282
Intercompany transactions - Balance Sheet						
Amounts due from non-issuer/non-guarantor subsidiaries	11,175	13,946	51,965	—	1,342	8
Amounts due to non-issuer/non-guarantor subsidiaries	2	2,728	36,622	—	1	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	23,892	1,549

In 2021, BAT p.l.c. issued two series of perpetual hybrid bonds, each in an aggregate principal amount of €1 billion. During 2025, the Group repurchased an aggregate principal amount of €1 billion of perpetual hybrid bonds and issued a further €1.2 billion aggregate principal amount of perpetual hybrid bonds. The perpetual hybrid bonds have been classified as equity as there is no contractual obligation to either repay the principal or make payments of interest. Further information on perpetual hybrid bonds is described in Note 22 on page 314 of the Annual Report and Accounts for the year ended 31 December 2025 and page 158 of the 2025 Form 20-F. BAT p.l.c.'s unconsolidated contribution to the Group's consolidated equity results is shown below:

	As at 30 June 2026 £m	As at 30 June 2025 £m	As at 31 December 2025 £m
Total Equity	**35,659**	34,433	38,732
Share capital	**573**	581	577
Share premium	**126**	123	123
Perpetual hybrid bonds	**1,893**	1,685	1,893
Other Equity	**33,067**	32,044	36,139

39

Other Information (continued) Non-financial Key Performance Indicators (KPIs) Volume The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units. Volume is defined as the number of units sold. Units may vary between categories. The conversion rates that are applied: Equivalent to one cigarette Factory-made cigarettes (FMC) 1 stick Heated sticks 1 heat stick Cigars 1 cigar (regardless of size) Oral – Pouch 1 pouch – Moist Snuff 2.8 grams – Dry Snuff 2.0 grams – Loose leaf, plug, twist 7.1 grams Pipe tobacco 0.8 grams Roll-your-own 0.8 grams Make-your-own – Expanded tobacco 0.5 grams – Optimised tobacco 0.7 grams Vapour No conversion to a stick equivalent Roll-your-own (RYO) Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco. Make-your-own (MYO) MYO expanded tobacco; also known as volume tobacco. Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine. MYO non-expanded tobacco; also known as optimised tobacco Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine. Vapour Vapour is shown in units being pods, bottles and disposable units. There is no conversion to a stick equivalent. Volume share Volume share is the estimated number of units bought by adult consumers of a specific brand or combination of brands, as a proportion of the total estimated units bought by adult consumers in the industry, category or other sub-category. Sub- categories include, but are not limited to, HP, Modern Oral, Traditional Oral, Total Oral or Cigarettes. Except when referencing particular markets, volume share is based on our Top markets. Top markets are those markets that management determines are strategic in each category, with reliable share data from third parties. Management notes that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative revenue sizes. Please refer to page 46 for a list of the Top markets. Where possible, the Group utilises data provided by third-party organisations, including NielsenIQ, based upon retail audit of sales to adult consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data by customers including distributors/wholesalers. Volume share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. Management notes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors. Volume share in each period compares the average volume share in the period with the average volume share in the prior year (using the current period Top markets). This is a more robust measure of performance, removing short-term volatility that may arise at a point in time. Due to the timing of available information, volume share for 2026 is year-to-date May 2026 unless otherwise stated. However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, May 2026). BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 40

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Information (continued)

Non-financial Key Performance Indicators (KPIs) (continued)

Value share

Value share is the estimated retail value of units bought by adult consumers of a particular brand or combination of brands, as a proportion of the total estimated retail value of units bought by adult consumers in the industry, category or other sub-category in discussion. Except when referencing particular markets, value share is based on our Top markets. Top markets are those markets that management determines are strategic in each category, with reliable share data from third parties. Management notes that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative revenue sizes. Please refer to page 46 for a list of the Top markets.

Where possible, the Group utilises data provided by third-party organisations, including NielsenIQ, based upon retail audit of sales to adult consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data by customers (including distributors and wholesalers).

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group's ability to realise value relative to the market. The measure is particularly useful when the Group's products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. Management notes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group's ability to realise value relative to the market.

Value share in each period compares the average value share in the period with the average value share in the prior year (using the current period Top markets). This is a more robust measure of performance, removing short-term volatility that may arise at a point in time. Due to the timing of available information, value share for 2026 is year-to-date May 2026 unless otherwise stated.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, May 2026).

Price/mix

Price/mix is a term used by management and users of the financial statements to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price/mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).

This term is used to explain the Group's relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods at constant rates of exchange) and volume (between periods). For instance, in the six months to June 2026 (compared to the same period in the prior year) the increase in combustibles revenue (excluding translational foreign exchange movements) of 2.1%, with a decline in combustibles volume of 4.7%, leads to a price/mix (including excise duty drawback) of 6.8%. No assumptions underlie this metric as it utilises the Group's own data.

We also show (see page 3) the impact on revenue from the movement in combustibles volume (being the movement in volume between periods multiplied by the average combustibles revenue per thousand from the prior period) and the impact from the combustibles price/mix effect (see page 3), which is revenue (from combustibles at constant rates) less the volume effect from the movement in combustibles.

Consumers of Smokeless products

The number of consumers of Smokeless products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group's Smokeless products - which does not necessarily mean these users are solus consumers of these products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Smokeless products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties, including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand – referred to as "poly users".

The number of Smokeless products consumers is used by management to assess the number of consumers using the Group's New Categories products as the increase in Smokeless products is a key pillar of the Group's sustainability ambition and is integral to the sustainability of our business.

The Group's Management Board believes that this measure is useful to investors given the Group's sustainability ambition and alignment to the sustainability of the business with respect to the Smokeless portfolio.

Periodically, in line with standard practice, enhancements to the adult consumer tracking studies may be required to more accurately capture market trends across categories and as markets perform with respect to the development of the categories. When a change is applied, to ensure that the data is comparable between periods, historical data will be back-trended to ensure there is no trend break.

During 2026, Kantar made enhancements to their adult consumer tracking studies in a number of markets in Europe and back-trended the data accordingly. However, in aggregate, there was no change to the previously reported totals provided below.

	2025	2024
As previously reported	34.1	29.4

41

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Information (continued)

Dividends

On 12 February 2026, the Board declared an interim dividend of 245.04p per ordinary share of 25p, for the year ended 31 December 2025, payable in four equal quarterly instalments of 61.26p per ordinary share in May 2026, August 2026, November 2026 and February 2027. The May 2026 quarterly dividend was paid to shareholders on the UK main register and South Africa branch register on 7 May 2026 and to holders of American Depositary Shares (ADSs) on 12 May 2026. The three remaining quarterly dividends will be paid to shareholders on the applicable record dates set out below.

Under IFRS, the interim dividend is recognised in the period that it is paid. The results for the six months ended 30 June 2026 reflect the fourth quarterly dividend of 60.06p per ordinary share declared on 13 February 2025 and paid in February 2026, and the first quarterly dividend of 61.26p per ordinary share declared on 12 February 2026 and paid in May 2026.

	For the six months to 30 June 2026	
Dividends paid	Pence per share	US$ per ADS
Quarterly Payment paid February 2026	**60.06**	**0.8233620**
Quarterly Payment paid May 2026	**61.26**	**0.8340240**
	121.32	**1.6573860**

Holders of ADSs on the New York Stock (NYSE) and South Africa Branch register

For holders of NYSE-listed ADSs, the record dates and payment dates are set out below. The equivalent quarterly dividends in US dollars are determined by the exchange rate on the applicable payment date. Citibank, N.A. as depositary bank for the BAT American Depositary Receipt Programme charges US$0.01 per ADS for each quarterly dividend payment.

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders on the South Africa branch register will be published on the dates below, with South Africa dividends tax information. For South Africa dividends tax purposes, the quarterly dividends are considered 'foreign dividends'. The United Kingdom is identified as the source of income for tax purposes.

Key dividend dates

In accordance with London Stock Exchange (LSE), the NYSE and Strate requirements, the following dates for the quarterly dividends payments apply.

Event	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)		12 February	
Publication of finalisation information (JSE)	30 June	21 September	14 December
No removal requests permitted (in either direction) between the UK main register and the South Africa branch register	30 June - 10 July	21 September-2 October	14-29 December
Last Day to Trade (LDT) cum-dividend (JSE)	7 July	29 September	23 December
Shares commence trading ex-dividend (JSE)	8 July	30 September	24 December
No transfers permitted between the UK main register and the South Africa branch register	8-10 July	30 September - 2 October	24-30 December
No shares may be dematerialised or rematerialised on the South Africa branch register	8-10 July	30 September - 2 October	24-30 December
Shares commence trading ex-dividend (LSE)	9 July	1 October	24 December
Shares commence trading ex-dividend (NYSE)	10 July	2 October	29 December
Record date (JSE, LSE and NYSE)	10 July	2 October	29 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	24 July	16 October	13 January 2027
Payment date (LSE and JSE)	14 August	6 November	3 February 2027
ADS payment date (NYSE)	19 August	12 November	8 February 2027

Notes:
1. All dates are 2026, unless otherwise stated.
2. The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.
3. JSE finalisation information published on 30 June 2026 can be found on the BAT website, www.bat.com.

Proposed dates for quarterly dividend payments for the year ending 31 December 2026

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Last Day to Trade (LDT) cum-dividend (JSE)	30 March	29 June	28 September	13 December
Shares commence trading ex-dividend (JSE)	31 March	30 June	29 September	14 December
Shares commence trading ex-dividend (LSE)	1 April	1 July	30 September	16 December
Shares commence trading ex-dividend (NYSE)	2 April	2 July	1 October	17 December
Record date (JSE, LSE and NYSE)	2 April	2 July	1 October	17 December
Payment date (LSE and JSE)	7 May	6 August	5 November	2 February 2028
ADS payment date (NYSE)	12 May	11 August	10 November	7 February 2028

Notes:
1. All dates are 2027, unless otherwise stated.
2. A complete timetable for the quarterly dividend payments for the year ending 31 December 2026 and the declared amount will be included in the Preliminary Results Announcement in February 2027.
3. The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

42

Other Information (continued) Shareholder Information Financial calendar Event Pre-close Trading Update December 2026 Preliminary Statement 2026 11 February 2027 Additional information British American Tobacco is one of the world's leading consumer products businesses, with brands sold across the world. We have strategic combustibles and HP brands – including Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, glo, veo, Newport (in the U.S.), Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and a growing portfolio of reduced-risk products*†. We hold robust market positions in each of our regions and have leadership positions in more than 50 markets. References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report. * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. Publication of Half-Year Report This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com. Copies of the announcement may also be obtained by contacting: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; or (4) Citibank Shareholder Services. Contact details are set out on page 45. Annual Report: Statutory accounts The information contained within this report for the year ended 31 December 2025 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. A copy of the statutory accounts for the year 2025 has been delivered to the Registrar of Companies. The auditor’s report on the 2025 accounts was unmodified, did not draw attention to any matters by way of emphasis and did not contain statements under Section 498(2) or (3) of the Companies Act 2006. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 43

Other Information (continued) Forward-looking statements and other matters This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these forward-looking statements include, among other statements, statements regarding the Group's future financial performance, planned product launches and future regulatory developments and business objectives (including with respect to sustainability and other environmental, social and governance matters), as well as: (i) certain statements in the Half-Year Summary and in the Chief Executive statement (both on page 1), including the Group's assessment of combustibles volume share in the U.S. and the Group's expectations of being well-positioned to benefit from recent regulatory developments in the U.S. and being on track to deliver full-year 2026 guidance; (ii) the statements under Confirmation of Full-Year 2026 Guidance (page 2); (iii) certain statements in the Group Operating Review (pages 3 to 4), the Regional Review (pages 5 to 7) and the Category Performance Review (pages 8 to 9) sections with respect to the Group’s expectations of New Categories performance and a continuing roll-out of innovations (including glo Hilo and glo Hyper Pro+), new products (including Velo Max and Vuse Ultra) and adult-focused flavours (particularly in the U.S.) in the second half of the financial year ending 31 December 2026; (iv) certain statements in the Other Financial Information section (pages 10 to 12), including the Group's expectations of being within its narrowed leverage range of 2.0-2.5x adjusted net debt/adjusted EBITDA (as adjusted for Canada1) by the end of 2026, meeting or exceeding the operating cash conversion guidance of 95%, generating approximately £50 billion of free cash flow before dividends between 2024 and 2030 (inclusive), its commitment to a progressive dividend based upon 65% of long-term sustainable earnings and second-half weighted cash flow and its continuing confidence in its ability to access the debt capital markets successfully; (v) certain statements in the Other Information section (pages 12 to 14) regarding the Group’s going concern assessment and the generation of annualised cost efficiencies and cash flow of approximately £700 million by the end of 2028 in addition to the £2 billion of targeted savings between 2026 and 2030; (vi) the statement in the Other Information section (page 13) and in the Notes to the Unaudited Interim Financial Statements section (page 25) referring to one-off costs of approximately £950 million to be incurred between 2025 and 2027; and (vii) statements in the Notes to the Unaudited Interim Financial Statements section (pages 23 to 36) referring to the expected gross capital expenditure of £750 million in 2026, the Group's expectation that payments in respect of its estimated share of the future liability under the Approved Plans will continue for at least 40 years, the Group’s target of an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period and its medium-target credit rating of Baa1, BBB+ and BBB+ from Moody’s, S&P and Fitch, respectively, the Group’s expectations and underlying assumptions with respect to contingent liabilities, its repayment schedule under the Franked investment income litigation order and the payment of dividends. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook," "target," "being confident" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of increased competition from illicit trade and illegal products; changes or differences in domestic or international economic or political conditions; the impact of adverse domestic or international legislation and regulation of tobacco, New Categories and other regulation; the impact of supply chain disruptions; adverse litigation and external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse decisions by domestic or international regulatory bodies, including disputed taxes, interest and penalties; the impact of serious injury, illness or death in the workplace and those who work with the business; the ability to maintain credit ratings and to fund the business under the current capital structure; translational and transactional foreign exchange rate exposure; direct and indirect adverse impacts associated with climate change (both physical and transition); the ability to deliver a viable circular business model in response to global demand, combined with increasing regulatory, stakeholder and consumer pressure; and the Group’s ability to defend against Cyber & Digital actions that result in loss of confidentiality, availability or integrity of systems and data. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement” and "Group Principal Risks" in the Group's 2025 Annual Report and Accounts and "Forward looking statements" and "Item 3.D - Risk factors" in the 2025 Form 20-F. Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6- K, which may be obtained free of charge at the SEC's website, www.sec.gov, and the BAT website, www.bat.com. No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements. All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S./Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information. Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. C Ferland Secretary 29 July 2026 1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 44

Other Information (continued) Corporate information British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK. Registered office Globe House, 4 Temple Place, London, WC2R 2PG, UK tel: +44 20 7845 1000 Primary listing London Stock Exchange (Share Code: BATS; ISIN: GB0002875804) Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK tel: 0800 408 0094; +44 370 889 3159 Your account: www.computershare.com/uk/investor/bri Share dealing: www.computershare.com/dealing/uk Web-based enquiries: www.investorcentre.co.uk/contactus Secondary listing JSE Limited (Share Code: BTI) Shares are traded in electronic form only and transactions are settled electronically through Strate. Computershare Investor Services Proprietary Limited Private Bag X9000, Saxonwold 2132, South Africa tel: 0861 100 634; +27 11 870 8216 email enquiries: web.queries@computershare.co.za Sponsor for the purpose of the JSE listing Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities Representative office in South Africa Waterway House South No 3 Dock Road, V&A Waterfront, Cape Town 8000, South Africa PO Box 631, Cape Town 8000, South Africa tel: +27 21 003 6712 American Depositary Receipts (ADRs) NYSE (Symbol: BTI; CUSIP Number: 110448107) BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme. Citibank Shareholder Services PO Box 43077, Providence, Rhode Island 02940-3077, USA tel: +1 888 985 2055 (toll-free) or +1 781 575 4555 email enquiries: citibank@shareholders-online.com website: www.citi.com/dr Publications British American Tobacco Publications Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK tel: +44 20 7511 7797 e-mail enquiries: bat@team365.co.uk If you require publications and are located in South Africa, please contact the Company’s representative office in South Africa using the contact details shown above. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 45

Glossary and Definitions The following is a summary of the key terms used within this report: Term Definition AME Americas (excluding U.S.) and Europe. APMEA Asia Pacific, Middle East and Africa. British American Tobacco, BAT, Group, we, us and our When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes business activity, this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be. Cigarette Factory-made cigarettes (FMC) and products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons. Combustibles Cigarettes and OTP. Company British American Tobacco p.l.c. Constant Currency/ Constant rates Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements. HP Heated Products, including the devices, which include glo and our hybrid products, which are used to heat our consumables being the Tobacco Heated Products or Herbal Products for Heating. Modern Oral Includes Velo, Grizzly and Lundgrens and products that are characterised as nicotine replacement therapy (including oral pouches, gums, lozenges and sprays). New Categories Includes Vapour, HP and Modern Oral. OTP Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos. Poly-usage/Poly-use Refers to consumers consuming two or more tobacco and/or nicotine products. Reduced-risk† Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. Smokeless New Categories plus Traditional Oral. Solus usage Adult consumers using only one category of combustible or nicotine products. THP Tobacco Heated Products (i.e., the consumables that contain tobacco used by Heated Product devices). Top cigarette markets Being the Top cigarette markets which are defined as the Group's priority Top cigarette markets by industry revenue. Top cigarette markets are the U.S., Japan, Brazil, Germany, Pakistan, Mexico and Romania. These Top cigarette markets represent c. 50% of the addressable global industry cigarette revenue in 2025. Top HP markets Being the Top HP markets which are defined as the Group's priority Top HP markets by industry revenue. Top HP markets are Japan, South Korea, Italy, Germany, Greece, Poland, Romania, the Czech Republic, Spain and Portugal. These Top HP markets account for c.80% of total addressable industry HP revenue in 2025. Top Modern Oral markets Being the Top Modern Oral markets which are defined as the Group's priority Top Modern Oral markets by industry revenue. Top Modern Oral markets are the U.S., Sweden, Denmark, Norway, Switzerland, the UK and Poland, accounting for c.90% of total addressable industry Modern Oral revenue in 2025. Top Vapour Markets Being the Top Vapour markets which are defined as the Group's priority Top Vapour markets by industry revenue. Top Vapour markets are the U.S., Canada, the UK, France, Germany and Spain. These Top Vapour markets account for c.70% of total addressable industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2025 Traditional Oral Including Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus and Lundgrens). U.S. United States of America. Value share Value share is the estimated retail value of units bought by adult consumers of a particular brand or combination of brands, as a proportion of the total estimated retail value of units bought by adult consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our Top markets. Vapour Battery-powered devices (rechargeable or single-use) that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vuse. Volume share Offtake volume share, as independently measured by retail audit agencies and scanner sales to adult consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. Except when referencing particular markets, volume share is based on our Top markets. † Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. 1. The preparation of the U.S. financial information is initially based on U.S. GAAP as the primary financial record and converted to IFRS for the purpose of consolidation within the results of the Group. BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 46

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations

Volume

Group Volume

Six months ended 30 June	2026 Reported	2026 Growth %	2025 Reported
New Categories:			
Modern Oral (bn pouches)	**7.9**	**+57.5%**	5.0
Vapour (units mn)	**263**	**+4.2%**	253
HP (bn sticks)	**8.9**	**-12.2%**	10.1
Traditional Oral (bn sticks eq)	**2.5**	**-9.6%**	2.8
Cigarettes (bn sticks)	**218**	**-4.6%**	229
OTP (bn sticks)	**5**	**-6.8%**	5
Total Combustibles (bn sticks)	**223**	**-4.7%**	234

Non-GAAP measures

To supplement the presentation of the Group's results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group's performance. The Group's management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

The following table demonstrates the principal non-GAAP measures which the Group uses and indicates the IFRS measure from which each principal Non-GAAP measure is reconciled from:

		Presented in			Reconciled from:
Non-GAAP Measure title		Current rates	Constant rates	Adjusted for Canada[2]	IFRS measure
Revenue	£m	n/a[1]	Yes		Revenue
New Categories revenue	£m	Yes	Yes		Revenue
Smokeless revenue as a % of total revenue	%	Yes			Revenue
Adjusted gross profit	£m		Yes	Yes	Profit from Operations
Adjusted gross margin	%		Yes	Yes	Revenue/Profit from Operations
Category contribution	£m		Yes	Yes	Profit from Operations
Category contribution margin	%		Yes	Yes	Revenue/Profit from Operations
Adjusted profit from operations	£m	Yes	Yes	Yes	Profit from Operations
Adjusted operating margin	%	Yes	Yes	Yes	Revenue/Profit from Operations
Adjusted diluted earnings per share	p	Yes	Yes	Yes	Diluted Earnings per Share
Adjusted net debt	£m	Yes	Yes		Borrowings
Operating cash conversion	%	Yes			Net cash generated from operating activities
Adjusted cash generated from operations	£m	Yes	Yes		Net cash generated from operating activities
Free cash flow before and after dividends paid to shareholders	£m	Yes			Net cash generated from operating activities

The Group also uses adjusted share of post-tax results of associates and joint ventures, adjusted net finance costs, adjusted taxation and underlying tax rate.

The Management Board, as the chief operating decision-maker, reviews a number of our IFRS and non-GAAP measures for the Group and geographic segments and its product categories at constant rates of exchange. This allows comparison of the Group's results, had they been translated at the previous year's average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements.

Non-GAAP measures also include measures excluding the impact of adjusting items. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items and currency fluctuations that may significantly affect the users' understanding of the Group's performance when compared across period, as applicable, provide additional useful information to users of the financial statements regarding the underlying performance of operating performance on a local currency basis (see page 12) and the business on a comparable basis.

Adjusting items, used to calculate certain of the above measures, are identified in accordance with the Group's accounting policies. They represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence and which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group's underlying financial performance.

As the Chief Operating Decision Maker, the Management Board assesses the performance of the Group by reviewing adjusted profit from operations as adjusted for Canada[2] (to evaluate segment performance and allocate resources to the overall business on a regional basis) and adjusted diluted EPS as adjusted for Canada[2], both using the prior year translational exchange rate (constant rate). These measures recognise a charge calculated in line with the Approved Plans as agreed in 2025 – based on a percentage of Imperial Tobacco Canada Limited's and Imperial Tobacco Company Limited's (together, ITCAN) net income after taxes from all sources in Canada, excluding New Categories. This charge will continue until the aggregate settlement amount is paid. This is reflected in the adjusted performance of the Group and is referred to as "as adjusted for Canada". Management believes that these measures present the economic delivery from the AME region in a manner comparable to that of the other regions in the Group.

1. Revenue at current rates is the IFRS measure.
2. The adjustment in respect of Canada is based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

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Continued

Non-GAAP measures (continued)

In 2025, due to the uncertain nature of the timing of the implementation of the settlement on the Group's 2025 results this charge was 100% of the net income after taxes earned from all sources in Canada, excluding New Categories.

From 2026, this charge (following the underlying terms of the Approved Plans) is 85% of the net income after taxes earned in Canada from all sources, excluding New Categories, reducing in future periods in line with the Approved Plans.

In 2025, the Group recognised an adjusting charge in net finance costs in respect of interest earned on the restricted cash held in Canada that was paid as part of the upfront settlement payment. This was adjusted out in 2025 as the interest income was not representative of the ongoing business.

Additionally, the Group uses the non-GAAP measures of non-controlling interest, coupons relating to hybrid bonds net of tax and profit attributable to shareholders.

Breakdowns of revenues by product category (including revenue generated from Vapour, Heated Products, Modern Oral, New Categories as a whole, Traditional Oral, Smokeless products as a whole and combustibles) and by geographic segment (including revenue generated in the United States, Americas and Europe and Asia-Pacific, Middle East and Africa), contributions to profit from operations by product category, adjusted gross profit, adjusted gross margin, category contribution, category contribution margin, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted group share of post-tax results of associates and joint ventures, adjusted taxation, underlying taxation, adjusted diluted earnings per share, free cash flow (before dividends paid to shareholders), free cash flow (after dividends paid to shareholders), adjusted cash generated from operations, operating cash conversion ratio, net debt, adjusted net debt (including, where appropriate, presented as adjusted for Canada)[1] have limitations as analytical tools. They are not presentations made in accordance with IFRS and none of these non-GAAP measures should be considered as an alternative measure of revenue, profit from operations, cash flows or any financial measure based thereon, as applicable, determined in accordance with IFRS.

These measures demonstrate, among other things, the Group's profitability (before adjusting items and translational foreign exchange) from the principal product categories, illustrating the category profitability development as the Group realises the transition from combustibles to Smokeless products in line with the Group's strategy to Build a Smokeless World.

The Group's Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance and can provide insights into the cash flow available to, among other things, reduce debt and pay dividends.

None of these non-GAAP measures are necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these non-GAAP measures in isolation from, or as a substitute analysis for, the Group's revenue, profit from operations, cash flows or any financial measure based thereon, as applicable, as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2023 'Headline Earnings' issued by the South African Institute of Chartered Accountants. These are shown on page 29.

1. The adjustment in respect of Canada is based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

Revenue, at constant rates of exchange

Definition: revenue before the impact of foreign exchange.

Six months ended 30 June	2026 £m	2025 £m
Revenue	**12,235**	12,069
Impact of translational foreign exchange	**184**	
Revenue translated at 2025 exchange rates	**12,419**	12,069

Revenue by Product Category, including New Categories, at constant rates of exchange

Definition: revenue derived from each of the main product categories, including New Categories, before the impact of foreign exchange. These measures enable users of the financial statements to compare the Group's business performance across and with reference to the Group's investment activity.

Six months ended 30 June	2026			2025
Group Revenue	Reported £m	Impact of exchange £m	Revenue at CC £m	Reported £m
New Categories	**1,928**	**19**	**1,947**	1,651
Modern Oral	**784**	**(4)**	**780**	470
Vapour	**763**	**12**	**775**	737
HP	**381**	**11**	**392**	444
Traditional Oral	**494**	**16**	**510**	542
Smokeless	**2,422**	**35**	**2,457**	2,193
Combustibles	**9,561**	**155**	**9,716**	9,515
Other	**252**	**(6)**	**246**	361
Total Revenue	**12,235**	**184**	**12,419**	12,069

48

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Continued

Non-GAAP measures (continued)

Six months ended 30 June	2026			2025
	Reported	Impact of exchange	Revenue at CC	Reported
U.S. Revenue	£m	£m	£m	£m
New Categories	816	30	846	536
Modern Oral	315	12	327	102
Vapour	501	18	519	434
HP	—	—	—	—
Traditional Oral	477	17	494	521
Smokeless	1,293	47	1,340	1,057
Combustibles	4,383	159	4,542	4,328
Other	11	—	11	47
Total Revenue	5,687	206	5,893	5,432

Six months ended 30 June	2026			2025
	Reported	Impact of exchange	Revenue at CC	Reported
AME Revenue	£m	£m	£m	£m
New Categories	874	(27)	847	832
Modern Oral	440	(17)	423	347
Vapour	235	(5)	230	267
HP	199	(5)	194	218
Traditional Oral	17	(1)	16	21
Smokeless	891	(28)	863	853
Combustibles	3,345	(48)	3,297	3,216
Other	166	(7)	159	212
Total Revenue	4,402	(83)	4,319	4,281

Six months ended 30 June	2026			2025
	Reported	Impact of exchange	Revenue at CC	Reported
APMEA Revenue	£m	£m	£m	£m
New Categories	238	16	254	283
Modern Oral	29	1	30	21
Vapour	27	(1)	26	36
HP	182	16	198	226
Traditional Oral	—	—	—	—
Smokeless	238	16	254	283
Combustibles	1,833	44	1,877	1,971
Other	75	1	76	102
Total Revenue	2,146	61	2,207	2,356

49

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Continued

Non-GAAP measures (continued)

Adjusted Profit from Operations, Adjusted Profit from operations at Constant Rates of Exchange, Adjusted Profit from Operations at Constant Rates of Exchange as adjusted for Canada[1] ; Adjusted Operating Margin and Adjusted Operating Margin as adjusted for Canada[1]

Definition: Profit from operations before the impact of adjusting items (described on pages 25 to 26) and including, as applicable, adjustments in respect of Canada (as discussed on page 47)[1] and translational foreign exchange; and adjusted profit from operations (including, as applicable, adjustments in respect of Canada)[1] as a percentage of revenue, at constant rates of exchange.

Six months ended 30 June	2026 £m	2025 £m
Profit from operations	**4,266**	5,069
Add:		
Restructuring	**370**	13
Amortisation and impairment of trademarks and similar intangibles	**796**	804
Impairment of goodwill	**—**	72
Credit in respect of Romania's other taxes	**(2)**	(22)
Charges in connection with disposal of associate	**—**	3
Charges in connection with disposal of subsidiaries	**12**	—
Credit in respect of settlement of historical litigation in relation to ITG	**(149)**	—
Credit in respect of the Canada Approved Plans	**(38)**	(575)
Other adjusting items (including Engle)	**171**	30
Adjusted profit from operations	**5,426**	5,394
Impact of translational foreign exchange on adjusted profit from operations	**104**	
Adjusted profit from operations translated at 2025 exchange rates	**5,530**	5,394
Adjustments in respect of Canada[1], translated at 2025 exchange rates	**(109)**	(154)
Adjusted profit from operations, as adjusted for Canada[1], translated at 2025 exchange rates	**5,421**	5,240
Operating Margin (Profit from operations as % of revenue)	**34.9%**	42.0%
Adjusted Operating Margin (Adjusted profit from operations as % of revenue)	**44.4%**	44.7%
Adjusted Operating Margin as adjusted for Canada (Adjusted PFO as adjusted for Canada as % of revenue)[1], translated at 2025 exchange rates	**43.7%**	43.4%

Adjusted Gross Profit and Adjusted Gross Margin at Constant Rates of Exchange

Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, and before all non-production/attributable distribution costs and presented adjusted for the performance of Canada (excluding New Categories)[1], in £ and as a proportion of revenue (at constant rates).

These measures reflect the focus of the Group's strategic ambition and investment activity. New Category adjusted gross margin (being a sub-set of Group adjusted gross margin as adjusted for Canada[1]) is included within the Group's incentive schemes.

Costs are incurred by the products either directly as incurred by the product or category or, when incurred by products via an allocation of shared distribution mechanism in a market, such costs are allocated based upon each category's revenue as a proportion of total revenue from that market.

Please refer to page 51 for the reconciliation of Group profit from operations to adjusted gross profit and adjusted gross margin, included as part of a wider reconciliation of non-GAAP measures.

Category Contribution and Category Contribution Margin at Constant Rates of Exchange

Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are attributable to a product category and presented adjusted for the performance of Canada (excluding New Categories)[1] in £ and as a proportion of revenue (at constant rates).

New Category contribution and New Category contribution margin (being a sub-set of Group category contribution and Group category contribution margin) are included within the Group's incentive schemes.

These measures reflect the marginal contribution of the Group's principal product categories to the Group's financial performance. These measures include all attributable revenue and costs. These measures are provided in aggregate as certain costs are incurred across all New Categories and are not product specific. However, certain overhead costs that are not category specific are excluded from category contribution. Where costs are incurred by products via a shared distribution mechanism in a market, such costs are allocated based upon each category's revenue as a proportion of total revenue from that market.

Please refer to page 51 for the reconciliation of Group profit from operations to category contribution and category contribution margin, included as part of a wider reconciliation of non-GAAP measures.

1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

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Data Lake and Reconciliations

Continued

Non-GAAP measures (continued)

Reconciliations of Revenue to Revenue by Product Category, at Constant Rates of Exchange and Profit from Operations to Adjusted Profit from Operations, Adjusted Operating margin, Category Contribution, Category Contribution Margin, Adjusted Gross Profit and Adjusted Gross Margin, at Constant Rates of Exchange and including adjustments in respect of Canada (excluding New Categories)[1].

The following reconciliations are provided to support the definitions of the above measures as explained on pages 48 and 50.

Six months ended 30 June — 2026

	Group reported £m	Combustibles £m	New Categories £m	Traditional Oral £m	Other £m
Revenue	**12,235**	**9,561**	**1,928**	**494**	**252**
Impact of translational FX	**184**	**155**	**19**	**16**	**(6)**
Revenue at constant FX	**12,419**	**9,716**	**1,947**	**510**	**246**
Profit from Operations	**4,266**				
Operating margin	34.9%				
Adjusting items (see page 25)	**1,160**				
Impact of translational FX	**104**				
Adjustments in respect of Canada[1]	**(109)**				
Adjusted profit from operations as adjusted for Canada[1]	**5,421**				
vs 2025	+3.5%				
Adj. operating margin as adjusted for Canada[1]	43.7%				
Other costs that are not attributable to categories	**977**				
Category Contribution as adjusted for Canada[1]	**6,398**	**5,637**	**269**	**387**	**105**
Category Contribution margin as adjusted for Canada[1]	51.5%	58.0%	13.8%	75.9%	42.7%
Category spend (Marketing Investment and R&D)	**1,899**	**993**	**846**	**38**	**22**
Adjusted gross profit as adjusted for Canada[1]	**8,297**	**6,630**	**1,115**	**425**	**127**
vs 2025	+3.8%	+3.1%	+13.0%	-5.3%	1.6%
Adjusted gross margin as adjusted for Canada[1]	66.8%	68.2%	57.2%	83.4%	51.5%
Adjusted gross profit at current rates as adjusted for Canada[1]	**8,185**	**6,543**	**1,103**	**411**	**128**

at Constant FX

Six months ended 30 June — 2025

	Group reported £m	Combustibles £m	New Categories £m	Traditional Oral £m	Other £m
Revenue	**12,069**	**9,515**	**1,651**	**542**	**361**
Profit from Operations	**5,069**				
Operating margin	42.0%				
Adjusting items (see page 25)	**325**				
Adjustments in respect of Canada[1]	**(154)**				
Adjusted profit from operations as adjusted for Canada[1]	**5,240**				
Adj. operating margin as adjusted for Canada[1]	43.4%				
Other costs that are not attributable to categories	**907**				
Category Contribution adjusted for Canada[1]	**6,147**	**5,490**	**174**	**407**	**76**
Category Contribution margin as adjusted for Canada[1]	50.9%	57.7%	10.5%	75.2%	21.1%
Category spend (Marketing Investment and R&D)	**1,842**	**938**	**813**	**42**	**49**
Adjusted gross profit as adjusted for Canada[1]	**7,989**	**6,428**	**987**	**449**	**125**
Adjusted gross margin as adjusted for Canada[1]	66.2%	67.6%	59.8%	83.0%	34.6%

1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

51

Data Lake and Reconciliations Continued Non-GAAP measures (continued) Adjusted Net Finance Costs at Current and Constant Rates of Exchange and Adjusted Net Finance Costs as adjusted for Canada1, at Constant Rates of Exchange Definition: Net finance costs before the impact of adjusting items (described on page 27), adjustments in respect of Canada (where appropriate, and excluding New Categories) as discussed on page 471 and translational foreign exchange. Six months ended 30 June 2026 2025 £m £m Finance costs (488) (1,084) Finance income 85 115 Net finance costs (403) (969) Less: Adjusting items in net finance costs (391) 98 Adjusted net finance costs (794) (871) Comprising: Interest payable (827) (879) Interest and dividend income 85 115 Fair value changes – derivatives (71) (585) Exchange differences 19 478 Adjusted net finance costs (794) (871) Impact of translational foreign exchange (12) Adjusted net finance costs translated at 2025 exchange rates (806) (871) Adjustments in respect of Canada1, translated at 2025 exchange rates (3) (42) Adjusted net finance costs, as adjusted for Canada1, translated at 2025 exchange rates (809) (913) 1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada. Adjusted Share of Post-Tax Results of Associates and Joint Ventures, at Constant rates of exchange Definition: Share of post-tax results of associates and joint ventures before the impact of adjusting items (described on page 27) and translational foreign exchange. Six months ended 30 June 2026 2025 £m £m Group’s share of post-tax results of associates and joint ventures 189 1,474 Issue of shares and changes in shareholding — (2) Gain on ITC's demerger of hotels business (net of tax) — (333) Gain on partial divestment of shares held in ITC — (904) Gain on sale of land and property by VST industries Limited — (3) Adjusted Group’s share of post-tax results of associates and joint ventures 189 232 Impact of translational foreign exchange 22 Adjusted Group’s share of post-tax results of associates and joint ventures translated at 2025 exchange rates 211 232 BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 52

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Data Lake and Reconciliations

Continued

Non-GAAP measures (continued)

Adjusted Taxation at Current and Constant Rates of Exchange and Adjusted Taxation as adjusted for Canada[1], at Constant Rates of Exchange

Definition: Taxation before the impact of adjusting items (described on page 28), adjustments in respect of Canada (where appropriate, and excluding New Categories)[1] and translational foreign exchange.

Six months ended 30 June	2026 £m	2025 £m
UK		
– current year tax	3	66
– adjustment in respect of prior periods	(89)	(1)
Overseas		
– current year tax	1,128	1,093
– adjustment in respect of prior periods	(27)	(5)
Current tax	**1,015**	1,153
Pillar 2 income tax	5	43
Total current tax	**1,020**	1,196
Deferred tax	(196)	(187)
Taxation on ordinary activities	**824**	1,009
Adjusting items in taxation	100	66
Taxation on adjusting items	179	29
Adjusted taxation	**1,103**	1,104
Impact of translational foreign exchange	28	
Adjusted taxation, translated at 2025 exchange rates	**1,131**	1,104
Adjustments in respect of Canada[1], translated at 2025 exchange rates	(30)	(51)
Adjusted taxation as adjusted for Canada[1], translated at 2025 exchange rates	**1,101**	1,053

Underlying Tax Rate and Underlying Tax Rate, at Constant Rates of Exchange and Underlying Tax Rate as adjusted for Canada[1], at Constant Rates of Exchange

Definition: Tax rate incurred before the impact of adjusting items (described on pages 25 to 28), adjustments in respect of Canada (where appropriate, and excluding New Categories)[1] and translational foreign exchange and to adjust for the inclusion of the Group's share of post-tax results of associates and joint ventures within the Group's pre-tax results.

Six months ended 30 June	2026 £m	2025 £m
Profit before taxation (PBT)	**4,052**	5,574
Less:		
Share of post-tax results of associates and joint ventures	(189)	(1,474)
Adjusting items within profit from operations	1,160	325
Adjusting items within finance costs	(391)	98
Adjusted PBT, excluding associates and joint ventures	**4,632**	4,523
Impact of translational foreign exchange	92	
Adjusted PBT, excluding associates and joint ventures translated at 2025 exchange rates	**4,724**	4,523
Adjustments in respect of Canada[1], translated at 2025 exchange rates	(112)	(196)
Adjusted PBT, excluding associates and joint ventures and as adjusted for Canada[1], translated at 2025 exchange rates	**4,612**	4,327
Taxation on ordinary activities	**(824)**	(1,009)
Adjusting items within taxation and taxation on adjusting items	(279)	(95)
Adjusted taxation	**(1,103)**	(1,104)
Impact of translational foreign exchange on adjusted taxation	(28)	
Adjusted taxation translated at 2025 exchange rates	**(1,131)**	(1,104)
Adjustments in respect of Canada[1], translated at 2025 exchange rates	30	51
Adjusted taxation, as adjusted for Canada[1] translated at 2025 exchange rates	**(1,101)**	(1,053)
Effective tax rate	**20.3%**	18.1%
Underlying tax rate	**23.8%**	24.4%
Underlying tax rate (constant rates)	**23.9%**	24.4%
Underlying tax rate (constant rates) as adjusted for Canada[1]	**23.9%**	24.3%

1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

53

Data Lake and Reconciliations Continued Non-GAAP measures (continued) Adjusted Diluted Earnings per Share, at Current and Constant Rates of Exchange and Adjusted Diluted Earnings per Share, at Constant Rates of Exchange as adjusted for Canada1 Definition: Diluted earnings per share before the impact of adjusting items and the performance of Canada (where applicable, and excluding New Categories) as discussed on page 471, after adjustments to the number of shares outstanding for the impact of share option schemes whether they would be dilutive or not under statutory measures, presented at the current and the prior years’ rates of exchange. Six months ended 30 June 2026 2025 pence pence Diluted earnings per share 145.3 203.6 Effect of adjusting items in depreciation, amortisation and impairment 28.4 31.4 Effect of adjusting items in operating expenses 1.1 (18.8) Effect of restructuring costs 12.7 0.2 Effect of adjusting net finance costs (15.2) 3.4 Effect of associates' adjusting items net of tax — (56.3) Capital gains tax and deferred tax associated with the partial divestment of shares held in ITC and hotels business demerger — 1.6 Effect of adjusting items in taxation (4.6) (3.1) Adjusted diluted earnings per share 167.7 162.0 Impact of translational foreign exchange 3.9 Adjusted diluted earnings per share translated at 2025 exchange rates 171.6 162.0 Adjustments in respect of Canada1, translated at 2025 exchange rates (3.8) (6.5) Adjusted diluted earnings per share translated at 2025 exchange rates as adjusted for Canada1 167.8 155.5 1. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada. Operating Cash Flow Conversion Ratio Definition: Net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations. Six months ended 30 June 2026 2025 £m £m Net cash generated from operating activities 3,402 2,309 Cash related to adjusting items (10) 430 Dividends from associates (139) (168) Tax paid 1,224 1,576 Net capital expenditure (155) (119) Other — (4) Operating cash flow 4,322 4,024 Adjusted profit from operations 5,426 5,394 Cash conversion ratio 80% 46% Operating cash flow conversion ratio 80% 75% Cash conversion is net cash generated from operating activities as a proportion of profit from operations BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 54

Data Lake and Reconciliations Continued Non-GAAP measures (continued) Adjusted Cash Generated from Operations (at Current and Constant Rates of Exchange) Definition: Net cash generated from operating activities before the impact of adjusting items, excluding dividends received from associates, and after dividends paid to non-controlling interests, net interest paid and net capital expenditure, and translational foreign exchange. Six months ended 30 June 2026 2025 £m £m Net cash generated from operating activities 3,402 2,309 Dividends paid to non-controlling interests (70) (63) Net interest paid (891) (889) Net capital expenditure (155) (119) Other (1) (4) Cash related to adjusting items within adjusted cash generated from operations (40) 410 Other costs excluding litigation and restructuring costs (4) 7 Dividends from associates (139) (168) Adjusted cash generated from operations 2,102 1,483 Impact of translational foreign exchange 54 Adjusted cash generated from operations, at constant exchange rates 2,156 1,483 Free Cash Flow - Before and After Dividends Paid to Shareholders (at Current and Constant Rates of Exchange) Definition: Net cash generated from operating activities after dividends paid to non-controlling interests, net interest paid and net capital expenditure, and translational foreign exchange. This measure is presented before and after dividends paid to shareholders. Six months ended 30 June 2026 2025 £m £m Net cash generated from operating activities 3,402 2,309 Dividends paid to non-controlling interests (70) (63) Net interest paid (891) (889) Net capital expenditure (155) (119) Other (1) (4) Free cash flow (before dividends paid to shareholders) 2,285 1,234 Dividends paid to shareholders (2,634) (2,609) Free cash flow (after dividends paid to shareholders) (349) (1,375) Impact of translational foreign exchange 60 Free cash flow (after dividends paid to shareholders), at constant exchange rates (289) (1,375) The Group has an expectation to deliver a total of £50 billion of free cash flow (FCF) before dividends between 2024 and 2030 (inclusive). The table below provides a reconciliation of the progress to date. FCF before dividends (as above) £m Year ended 31 December 2024 7,901 Year ended 31 December 2025 4,048 Six months ended 30 June 2026 2,285 Total 14,234 BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 55

Data Lake and Reconciliations Continued Non-GAAP measures (continued) Net Debt Definition: Total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value. 2026 2025 £m £m Borrowings (including lease liabilities) (35,063) (35,208) Derivatives in respect of net debt (25) (27) Cash and cash equivalents 2,518 4,404 Current investments held at fair value 15 489 Net debt (32,555) (30,342) Six months ended 30 June 2026 2025 £m £m Opening net debt (31,215) (31,253) Free cash flow (after dividends paid to shareholders) (349) (1,375) Other cash payments (268) (47) Net proceeds from partial divestment of shares held in ITC — 1,052 Purchase of own shares (649) (450) Other non-cash movements 267 120 Impact of foreign exchange (341) 1,611 Closing net debt (32,555) (30,342) Adjusted Net Debt Definition: Net debt, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process and excluding net debt items included within assets held-for-sale. Six months ended 30 June 2026 2025 £m £m Borrowings (excluding lease liabilities) (34,550) (34,672) Lease liabilities (513) (536) Derivatives in respect of net debt (25) (27) Cash and cash equivalents 2,518 4,404 Current assets held at fair value 15 489 Purchase price adjustment (PPA) to Reynolds American Inc. debt 586 593 Adjusted net debt (31,969) (29,749) The Group does not provide adjusted net debt as a proportion of adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) as part of the half year results. The measure would not be reasonable, using six months of adjusted EBITDA as a proportion of the period end net debt position. Group management does not assess adjusted net debt as a proportion of adjusted EBITDA based upon actual/periodic performance during the year, rather assessing the estimated performance on a forecast basis to manage the Group leverage position on a full year basis. As discussed on page 26, Approved Plans with respect to the ongoing litigation in Canada were implemented in August 2025. Cash, cash equivalents and investments held at fair value at 30 June 2025 were included as part of the settlement, thereby increasing the level of adjusted net debt. To aid the users of the financial statements, the below table has been provided to illustrate the Group’s leverage ratio of adjusted net debt to adjusted EBITDA, after such a payment. Six months ended 30 June 2026 2025 £m £m Adjusted net debt (above) (31,969) (29,749) Cash and cash equivalents and investments held at fair value (IHaFV) in Canada — (2,580) Adjusted net debt excluding the cash and cash equivalents and IHaFV in Canada (31,969) (32,329) BAT Interim Announcement 2026 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 56

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Summary reconciliation of Profit from Operations and Diluted EPS to adjusted Profit from Operations and Adjusted Diluted EPS (including as adjusted for Canada)[3]

2026 at actual (2026) rates

Six months ended 30 June	Reported £m	Adj Items[1] £m	Adjusted £m	Adj for Canada[3] £m	Adjusted for Canada[3] £m	vs 2025 %
Profit from Operations						
U.S.	**2,595**	**652**	**3,247**	**—**	**3,247**	**+6.0%**
AME	**1,212**	**259**	**1,471**	**(107)**	**1,364**	**+3.3%**
APMEA	**459**	**249**	**708**	**—**	**708**	**-17.4%**
Total Region	**4,266**	**1,160**	**5,426**	**(107)**	**5,319**	**+1.5%**
Net finance costs	**(403)**	**(391)**	**(794)**	**(3)**	**(797)**	**-12.7%**
Associates and joint ventures	**189**	**—**	**189**	**—**	**189**	**-18.6%**
Profit before tax	**4,052**	**769**	**4,821**	**(110)**	**4,711**	**+3.3%**
Taxation	**(824)**	**(279)**	**(1,103)**	**29**	**(1,074)**	**+2.0%**
Non-controlling interests	**(38)**	**(2)**	**(40)**	**—**	**(40)**	**-28.7%**
Coupons relating to hybrid bonds net of tax	**(28)**	**—**	**(28)**	**—**	**(28)**	**+32.1%**
Profit attributable to shareholders	**3,162**	**488**	**3,650**	**(81)**	**3,569**	**+4.1%**
Diluted number of shares (m)	**2,176**		**2,176**		**2,176**	**-1.3%**
Diluted earnings per share (pence)	**145.3**		**167.7**		**164.0**	**+5.5%**

2026 at constant (2025) rates

Six months ended 30 June	Reported £m	Adj Items[1] £m	Adjusted £m	Exchange £m	Adjusted at CC[2] £m	Adj for Canada[3] £m	As adj. for Canada[3] at CC[2] £m	vs 2025 %
Profit from Operations								
U.S.	**2,595**	**652**	**3,247**	**124**	**3,371**	**—**	**3,371**	**+10.1%**
AME	**1,212**	**259**	**1,471**	**(28)**	**1,443**	**(109)**	**1,334**	**+1.1%**
APMEA	**459**	**249**	**708**	**8**	**716**	**—**	**716**	**-16.5%**
Total Region	**4,266**	**1,160**	**5,426**	**104**	**5,530**	**(109)**	**5,421**	**+3.5%**
Net finance costs	**(403)**	**(391)**	**(794)**	**(12)**	**(806)**	**(3)**	**(809)**	**-11.4%**
Associates and joint ventures	**189**	**—**	**189**	**22**	**211**	**—**	**211**	**-8.9%**
Profit before tax	**4,052**	**769**	**4,821**	**114**	**4,935**	**(112)**	**4,823**	**+5.8%**
Taxation	**(824)**	**(279)**	**(1,103)**	**(28)**	**(1,131)**	**30**	**(1,101)**	**+4.6%**
Non-controlling interests	**(38)**	**(2)**	**(40)**	**(2)**	**(42)**	**—**	**(42)**	**-25.7%**
Coupons relating to hybrid bonds net of tax	**(28)**	**—**	**(28)**	**—**	**(28)**	**—**	**(28)**	**+32.1%**
Profit attributable to shareholders	**3,162**	**488**	**3,650**	**84**	**3,734**	**(82)**	**3,652**	**+6.5%**
Diluted number of shares (m)	**2,176**		**2,176**		**2,176**		**2,176**	**-1.3%**
Diluted earnings per share (pence)	**145.3**		**167.7**		**171.6**		**167.8**	**+7.9%**

2025 at actual (2025) rates

Six months ended 30 June	Reported £m	Adj Items[1] £m	Adjusted £m	Adj for Canada[3] £m	As adjusted for Canada[3] £m
Profit from Operations					
U.S.	2,255	808	3,063	—	3,063
AME	1,969	(495)	1,474	(154)	1,320
APMEA	845	12	857	—	857
Total Region	5,069	325	5,394	(154)	5,240
Net finance costs	(969)	98	(871)	(42)	(913)
Associates and joint ventures	1,474	(1,242)	232	—	232
Profit before tax	5,574	(819)	4,755	(196)	4,559
Taxation	(1,009)	(95)	(1,104)	51	(1,053)
Non-controlling interests	(53)	(3)	(56)	—	(56)
Coupons relating to hybrid bonds net of tax	(22)	—	(22)	—	(22)
Profit attributable to shareholders	4,490	(917)	3,573	(145)	3,428
Diluted number of shares (m)	2,205		2,205		2,205
Diluted earnings per share (pence)	203.6		162.0		155.5

1. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence - see pages 25 to 26.
2. CC: constant currency – measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
3. The adjustment in respect of Canada is discussed on pages 47 and 48, with the adjustment based upon a percentage (2026: 85%; 2025: 100%) of the net income after taxes earned from all sources, excluding New Categories, in Canada.

57

BAT Interim Announcement 2026 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Summary of volume and revenue by category by region

Volume (unit)

	U.S.		AME		APMEA		Group	
Six months ended 30 June	2026	% change	2026	% change	2026	% change	2026	% change
New Categories								
Modern Oral (pouches bn)	3.2	+188%	3.9	+18.9%	0.7	+27.5%	7.9	+57.5%
Vapour (units mn)	141	+14.9%	108	-3.6%	14	-20.2%	263	+4.2%
HP (sticks bn)	—	—%	3.8	-2.8%	5.1	-18.0%	8.9	-12.2%
Traditional Oral (stick eq bn)	2.2	-12.4%	0.3	+12.2%	—	—%	2.5	-9.6%
Cigarettes (sticks bn)	20	-5.2%	104	-6.3%	94	-2.7%	218	-4.6%
OTP (stick eq bn)	—	-8.8%	4	-5.3%	1	-18.7%	5	-6.8%
Total Combustibles	20	-5.2%	108	-6.2%	95	-2.8%	223	-4.7%

Revenue - 2026 reported at current (2026) rates (£m)

	U.S.		AME		APMEA		Group	
Six months ended 30 June	2026	% change	2026	% change	2026	% change	2026	% change
New Categories	816	+52.5%	874	+5.0%	238	-16.0%	1,928	+16.8%
Modern Oral	315	+209%	440	+26.5%	29	+37.4%	784	+66.6%
Vapour	501	+15.6%	235	-11.9%	27	-25.6%	763	+3.6%
HP	—	—%	199	-8.8%	182	-19.4%	381	-14.2%
Traditional Oral	477	-8.5%	17	-18.0%	—	—%	494	-8.8%
Total Smokeless	1,293	+22.4%	891	+4.4%	238	-16.0%	2,422	+10.5%
Total Combustibles	4,383	+1.3%	3,345	+4.0%	1,833	-7.0%	9,561	+0.5%
Other	11	-78.4%	166	-21.3%	75	-26.9%	252	-30.3%
Total	5,687	+4.7%	4,402	+2.8%	2,146	-8.9%	12,235	+1.4%

Revenue - 2026 at constant (2025) rates (£m)

	U.S.		AME		APMEA		Group	
Six months ended 30 June	2026	% change	2026	% change	2026	% change	2026	% change
New Categories	846	+58.1%	847	+1.9%	254	-10.3%	1,947	+18.0%
Modern Oral	327	+220%	423	+21.8%	30	+43.2%	780	+65.9%
Vapour	519	+19.8%	230	-13.9%	26	-28.2%	775	+5.3%
HP	—	—%	194	-10.8%	198	-12.5%	392	-11.7%
Traditional Oral	494	-5.2%	16	-22.5%	—	—%	510	-5.8%
Total Smokeless	1,340	+26.9%	863	+1.3%	254	-10.3%	2,457	+12.1%
Total Combustibles	4,542	+5.0%	3,297	+2.5%	1,877	-4.8%	9,716	+2.1%
Other	11	-77.6%	159	-25.6%	76	-24.9%	246	-32.2%
Total	5,893	+8.5%	4,319	+0.9%	2,207	-6.3%	12,419	+2.9%

Revenue - 2025 at actual (2025) rates (£m)

	U.S.		AME		APMEA		Group	
Six months ended 30 June	2025	% change	2025	% change	2025	% change	2025	% change
New Categories	536		832		283		1,651	
Modern Oral	102		347		21		470	
Vapour	434		267		36		737	
HP	—		218		226		444	
Traditional Oral	521		21		—		542	
Total Smokeless	1,057		853		283		2,193	
Total Combustibles	4,328		3,216		1,971		9,515	
Other	47		212		102		361	
Total	5,432		4,281		2,356		12,069	

Note:
Data provided in the above tables is based upon the absolute results of the Group which may lead to certain instances of rounding differences arising that are not material for the understanding of the Group's performance.

58